82-3342

THIS INDEPENDENT ADVICE CIRCULAR ("IAC") IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Lion Land Berhad ("LLB") you should immediately send this Independent Advice Circular to the agent through whom the sale or transfer was contracted or effected for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Independent Advice Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the Independent Advice Circular.

This IAC should be read in conjunction with the Circular to Shareholders issued by LLB dated 9 January 2003

The approval of the Securities Commission ("SC") shall not be taken to indicate that the SC recommends the proposals as set out in this Independent Advice Circular. Shareholders should rely on their own evaluation to assess the merits and risks of the following proposals undertaken by LLB.

LION LAND BERHAD (415-D)

(Incorporated in Malaysia)

INDEPENDENT ADVICE CIRCULAR TO THE MINORITY SHAREHOLDERS

in connection with the

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES FOR THE LLB GROUP OF COMPANIES

Independent Adviser

BDO

BDO BINDER

(AF 0206)

This Independent Advice Circular is dated 17 January 2003

LLB Scheme Creditor(s)	:	The creditor(s) of the LLB Scheme Companies encompassing the LLB Group FI Lenders, the LLB Group Inter-PLC Creditors and the LLB Group Non-FI Creditors of the LLB Scheme Companies, whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the LLB Group
LLB-SPV	:	LLB Harta (L) Limited, a Labuan incorporated specIAC purpose company which is wholly-owned by LLB, established pursuant to the Proposed Debt Restructuring Exercise for the LLB Group
LLB-SPV Consolidated and Rescheduled Debts	:	The USD42.81 million (or equivalent to approximately RM162.68 million) in net present value (USD53.80 million or equivalent to approximately RM204.47 million in nominal amount) of USD denominated consolidated and rescheduled debts to be issued by the LLB-SPV, the key terms (including the tenure and YTM) of which are set out in Appendix XI(c) of the Circular
LOFSA	:	Labuan Offshore Financial Services Authority
Loyalty Payment	:	A contingent back-end YTM enhancement of up to a maximum of 0.75% in addition to the cash YTMs applicable to the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts, details of which are set out in Section 6.16 of the Circular
Market Day	:	Any day between Monday to Friday (inclusive), excluding public holidays and on a day which the KLSE is open for trading of securities
MASB	:	Malaysian Accounting Standards Board
Megasteel	:	Megasteel Sdn Bhd, a 50% (plus 1 share) owned subsidiary of LCB
MI	:	Minority Interest
MITI	:	Ministry of International Trade and Industry
MT	:	Metric tonne
NTA/ NTL	:	Net tangible assets/ Net tangible liabilities
Non-FI Creditors	:	Trade creditor(s) and non-trade creditor(s) of the PLC Group
Outstanding Principal Amount(s)	:	The principal amount(s) owing by the LLB Scheme Companies to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) as at 31 December 2001 inclusive of capitalisation of all interest (without compounding but including Penalty Interest) at the rate(s) prescribed in the respective facilities of the relevant LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) for the period up to 31 December 2001 (inclusive), before accounting for any payment of the same between 1 July 1999 and 31 December 2001 (both dates inclusive)
Parkson	:	Parkson Corporation Sdn Bhd
PAT/LAT	:	Profit after tax/Loss after tax
PBT/LBT	:	Profit before tax/Loss before tax
Penalty Interest	:	The penalty interest payable by the LLB Scheme Companies to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) under the terms of the existing facilities of the relevant LLB Scheme Creditors

PLC	:	Any of LLB, LCB, ACB or AMB
PLC Group	:	Any of LLB, LCB, ACB or AMB and their respective subsidiary and associated companies
Posim	:	Posim Berhad, an 83.7% owned subsidiary of Avenel
Posim Group	:	Posim and its subsidiary and associated companies
PRC	:	People's Republic of China
Preliminary Orders	:	The orders of the High Court of Malaya under Section 176(1) of the Cos Act dated 24 April 2001, 23 August 2001, 1 April 2002 and 2 May 2002 granting the LLB Scheme Companies to be at liberty to convene scheme meetings with their respective LLB Scheme Creditors to, *inter alia*, consider the Proposed LLB Scheme
Principal Waived	:	The principal portion of the Outstanding Principal Amount(s) which is proposed to be waived under the Proposed Debt Restructuring Exercise for the LLB Group amounting to RM130.79 million
POR	:	Property ownership rights
Proposed Acquisition of CPB	:	The proposed acquisition by LLB and AMSB collectively of 59.47% equity interest in CPB comprising 207,209,445 CPB Shares from the ACB Group for a total purchase consideration of RM201.50 million to be satisfied by netting off against Inter-PLC Debts owing by the ACB Group to the LLB Group. The value of Inter-PLC Debts deemed settled via netting off assets shall be RM243.38 million after taking into account the Cash Yield Adjustment, details of which are set out in Section 3.2 of this IAC
Proposed Acquisition of Posim	:	The proposed acquisition by LLB and AMSB collectively of 83.7% equity interest in Posim comprising 170,097,271 Posim Shares from Avenel for a total purchase consideration of RM499.42 million to be satisfied by netting off against Inter-PLC Debts owing by the ACB Group to the LLB Group. The value of Inter-PLC Debts deemed settled via netting off assets shall be RM603.22 million after taking into account the Cash Yield Adjustment, details of which are set out in Section 3.1 of this IAC
Proposed Capital Reconstruction Exercise	:	The proposed capital reconstruction exercise in relation to the relevant PLC
Proposed Capital Reconstruction for ACB	:	The proposed capital reconstruction exercise involving a capital reduction of RM0.30 in each existing issued and fully paid-up ACB share of RM0.50 each and thereafter a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each
Proposed Capital Reconstruction for AMB	:	The proposed capital reconstruction exercise involving a capital reduction of RM0.70 in each existing issued and fully paid-up AMB share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each
Proposed Capital Reconstruction for LLB	:	The proposed capital reconstruction exercise involving a capital reduction of RM0.25 in each existing issued and fully paid-up LLB share of RM1.00 each and thereafter a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each
Proposed Corporate Restructuring Exercise	:	The proposed corporate restructuring exercise (including the Proposed Capital Reconstruction Exercise) in relation to the relevant PLC Group

TABLE OF CONTENTS

BDO

BDO Binder (AF 0206)
Chartered Accountants

15th Floor Wisma Hamzah Kwong Hing
No. 1 Leboh Ampang 50100 Kuala Lumpur
Malaysia
Telephone : (603) 2072 2755
Telefax : (603) 2078 7045, 2078 8949
Website : www.bdo-malaysia.com

17 January 2003

To: The Minority Shareholders of Lion Land Berhad

Dear Sir/Madam,

LION LAND BERHAD

- **THE PROPOSED ACQUISITION OF 170,097,271 ORDINARY SHARES OF RM1.00 EACH, REPRESENTING 83.70% EQUITY INTEREST IN POSIM BY LLB AND AMSB FROM AVENEL FOR A TOTAL PURCHASE CONSIDERATION OF RM499.42 MILLION TO BE SATISFIED BY THE NETTING-OFF OF EXISTING DEBTS OWING BY THE ACB GROUP TO THE LLB GROUP ("PROPOSED ACQUISITION OF POSIM");**

- **THE PROPOSED ACQUISITION OF 207,209,445 ORDINARY SHARES OF RM0.50 EACH, REPRESENTING 59.47% EQUITY INTEREST IN CPB BY LLB AND AMSB FROM THE ACB GROUP FOR A TOTAL PURCHASE CONSIDERATION OF RM201.50 MILLION TO BE SATISFIED BY THE NETTING-OFF OF EXISTING DEBTS OWING BY THE ACB GROUP TO THE LLB GROUP ("PROPOSED ACQUISITION OF CPB");**

- **THE PROPOSED DIVESTMENT OF 25,000,000 ORDINARY SHARES OF RM1.00 EACH, REPRESENTING 25% EQUITY INTEREST IN AVENEL TO ACB FOR A PAYMENT CONSIDERATION OF RM122.05 MILLION TO BE SATISFIED BY THE NETTING-OFF OF EXISTING DEBTS OWING BY THE ACB GROUP TO THE LLB GROUP ("PROPOSED DIVESTMENT OF AVENEL");**

- **THE PROPOSED DIVESTMENT OF 3,418,860 ORDINARY SHARES OF RM1.00 EACH, REPRESENTING THE ENTIRE EQUITY INTEREST OF LION PLAZA TO AKURJAYA, A 70% OWNED SUBSIDIARY OF ACB FOR A SALE CONSIDERATION OF RM35.66 MILLION TO BE SATISFIED BY CASH OF RM0.76 MILLION AND BY THE ISSUANCE OF RM34.90 MILLION IN VALUE OF ACB "B" BONDS TO LLB ("PROPOSED DIVESTMENT OF LION PLAZA"); AND**

- **THE PROPOSED SETTLEMENT OF INTER-PLC DEBTS OWING BY COMPANIES FROM OTHER PLC GROUP WITHIN THE LION GROUP TO LLB GROUP OR OWING BY THE LLB GROUP TO COMPANIES FROM OTHER PLC GROUP WITHIN THE LION GROUP ("PROPOSED SETTLEMENT OF INTER-PLC DEBTS").**

(Collectively to be referred as "Proposed Restructuring of LLB")

1 INTRODUCTION

On 5 July 2000, your Board announced the Proposed GWRS that encompasses the Proposed Restructuring of LLB. The Proposed Restructuring of LLB is inter-conditional to the Proposed GWRS.

On 5 July 2000, the following conditional share sale agreements were entered into:

1) share sale agreement between LLB and ACB for the Proposed Divestment of Avenel;

2) share sale agreement between LLB and Avenel, for the Proposed Acquisition of Posim;

2) fifth supplemental conditional share sale agreement amongst ACB, its subsidiary companies namely AKR, Ambang Jaya, Parkson and Umatrac, LLB and AMSB for the Proposed Acquisition of CPB.

As ACB is the common substantial shareholder, with direct and indirect interests in LLB (with 50.5% equity interest), Avenel (with 100% equity interest) and CPB (with 59.47% equity interest) as well as an indirect interest in Posim (with 83.7% equity interest), Lion Plaza (with 100% equity interest) and AMSB (with 100% equity interest), the Proposed Restructuring of LLB falls under the ambit of related party transactions under Chapter 10.08 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE Listing Requirements"). A summary of ACB's direct and indirect interest in LLB as at 27 December 2002 is tabulated below:

	Shareholdings			
	Direct		Indirect	
	No of LLB Shares	%	No of LLB Shares	%
ACB	1,002,783	0.17%	298,527,163 #	50.31%

Note:

Deemed interested by virtue of Section 6A of the Cos Act, held via Umatrac, AMB, LCB and Konming.

Also, it was proposed that the Inter-PLC Debts be settled partly by way of netting-off the purchase consideration against Inter-PLC Debts, after taking into consideration the adjusted consideration arising from the Proposed Divestment of Avenel, the Proposed Acquisition of Posim, the Proposed Acquisition of CPB, and the Acquisition of Antara. Any outstanding debts, thereafter, will be settled by cash, and by way of issuance of bonds, shares and/or RCCPS of the respective companies, as follows:

a) ACB to settle RM178.27 million Inter-PLC Debts owing to the LLB Group with RM0.44 million upfront cash payment and the issuance of RM19.92 million in net present value of ACB "B" Bonds, RM13.01 million in net present value of ACB "C" Bonds (totalling RM45.69 million in nominal amount of ACB Bonds) together with 1.78 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up, plus 144.90 million new ACB Shares at an issue price of RM1.00 per ACB Share;

b) AMB to settle RM134.0 million Inter-PLC Debts owing to the LLB Group with RM5.79 million upfront cash payment, the issuance of RM82.25 million in net present value of AMB "B" Bonds, RM32.56 million in net present value of AMB "C" Bonds (totalling RM147.12 million in nominal amount of AMB Bonds) together with 4.65 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up, 6.70 million RCCPS at an issue price of RM1.00 per RCCPS and 6.70 million new AMB Shares at an issue price of RM1.00 per AMB Share;

c) LLB Group to settle RM22.0 million Inter-PLC Debts owing to the CPB Group in upfront cash of RM0.01 million and the issuance of RM21.99 million in net present value of LLB "B" Bonds (RM28.66 million in nominal amount) together with 0.79 million detachable new LLB Shares as equity-kicker shares credited as fully paid-up; and

d) LLB Group to issue 131.0 million new ordinary LLB Shares at an issue price of RM1.00 LLB Share to LCB Group for the settlement of the Inter-PLC Debts between the LLB Group and the LCB Group.

On 7 January 2003, a third supplemental share sale agreement was entered into between LLB and Akurjaya for the Proposed Divestment of Lion Plaza.

Pursuant thereto, your Directors have appointed us, BDO, as Independent Adviser to advise the minority shareholders of LLB in relation to the Proposed Restructuring of LLB. BDO has informed the SC and the KLSE on 12 July 2000 on BDO's appointment and the KLSE had on 22 September 2000 approved the appointment of BDO to act as Independent Adviser to the Proposed Restructuring of LLB.

The purpose of this IAC is to provide the minority shareholders of LLB with an independent evaluation of the related party transactions with respect to the Proposed Restructuring of LLB.

MINORITY SHAREHOLDERS SHOULD NOTE THAT WE, BDO ARE NOT IN POSSESSION OF INFORMATION TO GIVE, AND HAVE NOT GIVEN, ANY CONSIDERATION TO THE SPECIFIC INVESTMENT OBJECTIVES, FINANCIAL SITUATIONS AND PARTICULAR NEEDS OF ANY MINORITY SHAREHOLDER. WE RECOMMEND THAT ANY MINORITY SHAREHOLDER, WHO MAY REQUIRE ADVICE IN RELATION TO THE PROPOSED RESTRUCTURING OF LLB IN THE CONTEXT OF THEIR INDIVIDUAL OBJECTIVES, FINANCIAL SITUATIONS AND PARTICULAR NEEDS, TO CONSULT THEIR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

[THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

2 GROUP STRUCTURE OF COMPANIES INVOLVED IN THE PROPOSED RESTRUCTURING OF LLB

The diagram below depicts the existing group structure of companies involved in the Proposed Restructuring of LLB. However, it does not purport to show the entire group structure of LLB, AMB, LCB, ACB, CPB and Posim.



LCB
19.4%
29.4%
50% + 1 share
ACB
Megasteel
40.0%
59.5%
58.0%
55.0%
50.5%
70.0%
52.4%
CPB
AMB
Avenel
LLB
Akurjaya
Silverstone
20.0%
25.0%
83.7%
99.0%
Posim
AMSB
97.8%
100.0%
SFI
Antara

3 DETAILS OF THE PROPOSED RESTRUCTURING OF LLB

3.1 Proposed Acquisition of Posim

Information on Posim

Posim is principally an investment holding company that is also involved in the trading and distribution of building materials. However, Posim's key subsidiary company, SFI, is involved in the manufacturing of printing and writing paper and integrated wood based activities such as the extraction and sale of commercial timber as well as downstream processing of sawn timber and plywood.

SFI operates the largest fully integrated pulp and paper mill in Malaysia. SFI holds two timber licenses, which give the company the right to fell, convert and extract timber from two concession areas consisting of 158,623 hectares and 118,000 hectares of forest lands located in the Sipitang, Beaufort and Tenom districts in Sabah. The concessions are for a period of 99 years, expiring on 31 December 2094. SFI's performance track records over the past 5 years ended 30 June 2002 and the unaudited consolidated results for the quarter ended 30 September 2002 are as shown below:

	Audited					Unaudited
	18 month period ended 30 June 1998 (RM' million)	Year ended 30 June 1999 (RM' million)	Year Ended 30 June 2000 (RM' million)	Year ended 30 June 2001 (RM' million)	Year ended 30 June 2002 (RM' million)	Quarter ended 30 September 2002 (RM' million)
Turnover	464	360	462	418	336	98
Net Operating Expenses	(433)	(317)	(385)	(367)	(323)	(85)
Profit After Tax	31	43	77	51	13	13

The audited consolidated LAT and MI of Posim for the financial year ended 30 June 2002 was RM0.4 million, whilst its audited consolidated NTA as at 30 June 2002 was RM1,324 million. However, for the quarter ended 30 September 2002, Posim recorded an unaudited consolidated PAT and MI of RM8.5 million whilst its unaudited consolidated NTA as at 30 September 2002 was RM1,335 million.

Avenel had originally acquired Posim in May 1997 at a cost of RM1,190.7 million and the carrying value of the Posim Shares as recorded in the audited accounts of Avenel as at 30 June 2002 was RM490.7million.

Please refer to Appendix II(a) of the Circular for additional information on Posim.

Details of the Proposed Acquisition of Posim

LLB and AMSB proposed to acquire 83.70% equity interest in Posim comprising 170,097,271 Posim Shares from Avenel, for a purchase consideration of RM499.42 million (valued at approximately RM2.94 per Posim Share) to be satisfied by the netting off of existing Inter-PLC Debts owing by the ACB Group to LLB and AMSB. The value of Inter-PLC Debts deemed settled via the netting off of assets shall be RM603.22 million after taking into consideration the Cash Yield Adjustment, of which RM168.91 million and RM434.31 million will deemed as settlements between the ACB Group with LLB and AMSB respectively.

At present, LLB's shareholding in Posim is held via Avenel, a 25% associated company of LLB, which in turn holds 83.70% in Posim. However, following the Proposed Acquisition of Posim, the 83.70% equity interest in Posim will be held in the proportion of 28% and 72% by LLB and AMSB respectively. Thus, the effective equity interest of LLB and AMSB after the Proposed Acquisition of Posim would be 23.44% and 60.26% respectively.

The Posim Shares to be acquired by LLB and AMSB shall be free from liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividend or other distribution declared, made or paid on or after the date of completion of the Proposed Acquisition of Posim.

Pursuant to the Proposed Acquisition of Posim, LLB will not be required to take on any additional financial commitments to place the business of Posim or its subsidiary companies on-stream or to assume any liabilities.

The Proposed Acquisition of Posim forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as set out in Section 4 of this IAC.

Rationale

The Proposed Acquisition of Posim will provide the LLB Group with the opportunity to tap into SFI's cash flow for the Proposed Debt Restructuring Exercise as well as to expand its future earnings base. The Proposed Acquisition of Posim will also provide an avenue for the LLB Group to recover approximately RM0.6 billion of the RM1.30 billion of its debts owing by the ACB Group to the LLB Group.

Basis of the Purchase Consideration

The purchase consideration for the 83.70% equity interest in Posim of RM499.42 million or approximately RM2.94 per share was arrived at based on a willing buyer-willing seller basis, after taking into consideration the discounted cash flow valuation of the future net cash flows of SFI for a period of 11 years ending 30 June 2011, (including an assumed terminal value of RM112.0 million) totaling RM511.01 million, both discounted at 14.30%, and after the netting off of SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million and after considering the unaudited estimated value of Posim's residual assets (excluding SFI's assets) of RM97.0 million as at 30 June 2001 (after adjusting for the relevant Principal Waived by the Posim Group of RM11.0 million for the amount owing by the ACB Group to the Posim Group).

The discounted cash flows of SFI for a period of 11 years ending 2011 plus a terminal value were determined by your Board after due and careful enquiry, taking into consideration the prevailing and expected demand and market conditions over the time horizon. The terminal value reflects the estimation of the value of SFI's business by your Board having taken into consideration the projected maintainable cash flow at that point in time.

The residual asset value of Posim (excluding SFI's assets) based on the audited accounts as at 30 June 2002 was RM99.2 million.

The discount rate of 14.30% was negotiated on a willing buyer-willing seller basis after taking into consideration; inter-alia, the betas of comparable companies listed on the KLSE, risk free return on investment in Malaysian Government Securities and the market return which is based on the average annual return of the KLSE Composite Index.

The purchase consideration of RM499.42 million shall be settled by the netting-off of Inter-PLC Debts owing by the ACB Group to LLB and AMSB. The value of Inter-PLC Debts deemed settled via the netting off of assets shall be RM603.22 million after taking into consideration the Cash Yield Adjustment, of which RM168.91 million and RM434.31 million will deemed as settlement between the ACB Group with LLB and AMSB respectively.

Mandatory General Offer

Pursuant to the Proposed Acquisition of Posim, LLB and the persons acting in concert with it, would be obliged to undertake a mandatory general offer for all the remaining Posim Shares not already owned by them after the Proposed Acquisition of Posim pursuant to Rule 6 of the Code. We understand that, LLB and the persons acting in concert, have sought a waiver from the SC under Practice Note 2.9.7 of the Code from the aforesaid obligations. The Proposed Acquisition of Posim shall only proceed to completion if the aforesaid waiver sought is granted. The decision from SC is currently pending.

Following the Proposed Acquisition of Posim, LLB will hold a 23.44% equity interest in Posim, whilst AMSB will hold 60.26%. It is intended that Posim retain its listing status on the Second Board of the KLSE. Therefore LLB, if necessary, will enter into arrangements with financial institutions, merchant bankers and/or stockbrokers to place out an appropriate number of Posim Shares in order to comply with the 25% public shareholding spread requirement to ensure the continued listing of Posim. As at the date of the IAC, LLB has not entered into any formal arrangement with financial institutions, merchant bankers and/or stockbrokers to place out the required amount of shares to comply with the 25% public shareholders spread.

The SC has allowed Posim to address the shortfall in its public shareholdings spread within 6 months from the date of implementation (the Issue Date) of the Proposed GWRS.

Information of the vendor

Information on the vendor of Posim as at 27 December 2002, is set out below:

Vendor	Principal activities	Board of Directors ^	Substantial shareholders
Avenel	Investment holding	• Cheng Sin Yeng • Lee Whay Keong	• ACB (Direct-55%; Indirect-45%) • LLB (Direct-25%; Indirect-Nil) • AMB (Direct-20%; Indirect-Nil)

Note

^ *None of the Directors hold any shares in Avenel*

3.2 Proposed Acquisition of CPB

Information on CPB

CPB in an investment holding company with its subsidiary companies principally involved in property investment and beer brewing in the PRC ("China Breweries"). The China Breweries are located in five provinces in the PRC, namely Hubei, Hunan, Shandong, Jiangsu and Zhejiang, and are held through two wholly-owned subsidiary companies namely DEbier Sdn Bhd and Consitrade (M) Sdn Bhd.

The key companies in CPB's property investment are Lion Subang Parade Sdn Bhd, Lion Mahkota Parade Sdn Bhd and Megavest Sdn Bhd. Lion Subang Parade Sdn Bhd is the owner and operator of the shopping parade located in Subang Jaya known as Subang Parade, Lion Mahkota Parade Sdn Bhd is the owner and operator of the Mahkota Parade shopping center located in Malacca, whilst Megavest Sdn Bhd manages a development property known as Cheng Industrial Estate and the Menara Jubilee building in Kota Kinabalu.

We note that on 24 October 2002, it was announced that Lion Subang Parade Sdn Bhd had on 21 October 2002 accepted the letter of offer dated 21 October 2002 from HPSB and Lion Mahkota Parade Sdn Bhd had on 21 October 2002 signed a call option agreement with HPSB for the following proposals:

a) The proposed disposal of the shopping mall known as Subang Parade and freehold land which is held under H.S. (D) 2227, Lot 014193, PT 9120, Mukim Damansara, District of Petaling, Selangor by Lion Subang Parade Sdn Bhd for a cash consideration of RM223.41 million; and

b) The proposed call option granted to HPSB for the acquisition from Lion Mahkota Parade Sdn Bhd of a shopping mall known as Mahkota Parade and leasehold land which is held under H.S (D) 49714, PT 501, Town Area XL11, District of Melaka Tengah, Melaka for a cash consideration of RM146.59 million.

On 24 December 2002, it was announced that the board of directors of CPB executed a sale and purchase agreement with HPSB for the proposed disposal of Subang Parade subsequent to a due diligence being carried out.

We understand from management that the completion of the sale and purchase agreement shall be conditional upon CPB and HPSB obtaining the relevant approvals within ninety (90) calender days from the date of the sale and purchase agreement with an automatic extention of thirty (30) calender days or such other extended period as CPB and HPSB may mutually agree in writing.

The audited consolidated LAT and MI of CPB for the financial year ended 30 June 2002 was RM7.9 million whilst the audited consolidated NTA of CPB as at 30 June 2002 was RM471.1 million. For the quarter ended 30 September 2002, CPB recorded an unaudited consolidated PAT and MI of RM8.3 million and its unaudited consolidated NTA as at 30 September 2002 was RM480.3 million.

The carrying value of the CPB Shares as recorded in the audited accounts of the ACB Group as at 30 June 2002 was RM358.4 million. The original dates and costs of investment of the vendors of CPB are as stated below:

Vendors	Original date of investment	Original cost of investment (RM' million)
a) AKR	15.09.1995	171.9
b) Ambang Jaya	17.11.1995	117.4
c) ACB	15.09.1995	0.9
d) Parkson	15.09.1995	55.8
e) Umatrac	30.06.1998	12.4
		358.4

Please refer to Appendix II(b) of the Circular for additional information of CPB.

Details of the Proposed Acquisition of CPB

LLB and AMSB, propose to acquire a 59.47% equity interest in CPB from the ACB Group comprising 207,209,445 CPB Shares [held through ACB (518,222 CPB Shares), AKR (95,492,556 CPB Shares), Ambang Jaya (73,501,000 CPB Shares), Parkson (30,993,667 CPB Shares) and Umatrac (6,704,000 CPB Shares)] for a total purchase consideration of RM201.5 million or approximately RM0.97 per CPB Share to be satisfied by the netting-off of existing Inter-PLC Debts. The value of the Inter-PLC Debts deemed settled via the netting off of the assets shall be RM243.38 million after taking into consideration the Cash Yield Adjustment, of which RM68.15 million and RM175.23 million will deemed as settlement between ACB Group with LLB and AMSB respectively.

Following the Proposed Acquisition of CPB, the 59.47% equity interest in CPB will be held in the proportion of 28% and 72% by LLB and AMSB respectively. The effective interest of both LLB and AMSB in CPB after the Proposed Acquisition of CPB would then be 16.65% and 42.82% respectively.

The CPB Shares shall be acquired by LLB and AMSB free from all liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividend or other distribution declared, made or paid on or after the date of completion of the Proposed Acquisition of CPB.

There are no additional financial commitments required from LLB and AMSB in putting the business of CPB and its subsidiary companies on-stream and there are no liabilities to be assumed by LLB and AMSB arising from the Proposed Acquisition of CPB

The Proposed Acquisition of CPB forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as set out in Section 4 of this IAC

Rationale

The Proposed Acquisition of CPB will enable the LLB Group to recover approximately RM0.2 billion of the RM1.3 billion owing by the ACB Group to the LLB Group. In addition, it would provide the LLB Group with an avenue to expand the LLB Group's future earnings base.

Basis of the Purchase Consideration

The purchase consideration of RM201.50 million or approximately RM0.97 per CPB Share was arrived at based on a willing buyer-willing seller basis after taking into consideration, inter-alia, the adjusted consolidated NTA per CPB Share and the market prices of CPB Shares. Whilst your Board noted that the agreed purchase consideration represents a premium of 213% over the weighted average price of CPB Shares for the 5 market days up to 3 October 2001 (being the latest practicable date prior to the announcement of the revised Proposed GWRS on 8 October 2001) of RM0.31 per CPB Share, the said purchase consideration agreed by your Board reflects a discount of approximately 40% to the estimated consolidated NTA of CPB as at 31 December 2001 of RM564.68 million after adjusting for the relevant Principal Waived by the CPB Group for the amount owing by the ACB Group and the LLB Group to the CPB Group of RM9.0 million.

The RM0.97 per CPB Share represents a premium of 98% over the weighted average price of CPB Share for 5 market days up to 6 January 2003 of RM0.49 per CPB Share, being the latest practicable date prior to the printing of the Circular.

The purchase consideration of RM201.50 million would be satisfied by the netting-off of existing Inter-PLC Debts. The value of the Inter-PLC Debts deemed settled via the netting-off of the assets shall be RM243.38 million, after taking into consideration the Cash Yield Adjustment, of which RM68.15 million and RM175.23 million will deemed as settlement between the ACB Group with LLB and AMSB respectively.

Mandatory General Offer

Pursuant to the Proposed Acquisition of CPB, LLB and the persons acting in concert with it, would be obliged to undertake a mandatory general offer for all the remaining CPB Shares not already owned by them after the Proposed Acquisition of CPB pursuant to Rule 6 of the Code. We understand that LLB and persons acting in concert have sought a waiver from the SC under Practice Note 2.9.7 of the Code from the aforesaid obligations. The Proposed Acquisition of CPB shall only proceed to completion if the aforesaid waiver sought is granted. The decision from the SC is currently still pending.

As at the date of this IAC, LLB and AMSB do not hold any CPB Shares whether directly or indirectly. Following the Proposed Acquisition of CPB, the 59.47% equity interest in CPB will be held by LLB and AMSB in the proportion of 28% and 72% respectively. As such, the effective equity interest of LLB and AMSB in CPB would be 16.65% and 42.82% respectively.

Information on the vendors of CPB as at 27 December 2002 are set out below:

Vendors	Principal activities	Board of Directors and % held	Substantial shareholders and % held
AKR	Property development and investment holding	• DAC (Direct-Nil; Indirect-100%) • Ong Kek Seng (Direct- Nil; Indirect- Nil) • Liew Choon Yick (Direct-Nil; Indirect- Nil)	• ACB (Direct-70%; Indirect-Nil) • Horizon Towers (Direct-30%; Indirect-Nil)
Ambang Jaya	Investment holding @	• Wang Wing Ying (Direct- Nil; Indirect- Ni) • Chan Yu Chin (Direct- Nil; Indirect- Nil)	• ACB (Direct-100%; Indirect-Nil)
ACB	Investment holding ^	• Jen (B) Tan Sri Dato' Zain Hashim (Direct- Nil; Indirect-Nil) • Pee Kang Seng @ Lim Kang Seng (Direct- Nil; Indirect- Nil) • TSWC (Direct-Nil; Indirect-36.97%) • Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim (Direct-Nil; Indirect- Nil) • Munajat bin Idris (Direct-Nil; Indirect-Nil) • M Chareon Sae Tang @ Tan Whye Aun (Direct- Nil; Indirect- Nil) • Tan Siak Tee (Direct-0.004%; Indirect- Nil)	• TWSC (Direct-Nil; Indirect-36.97%) • LRPL (Direct-Nil; Indirect-35.56%) • DAC (Direct-0.03%; Indirect-35.70%) • Lancaster (Direct-0.25%; Indirect-35.36%) • Utara Enterprise (Direct-Nil; Indirect-35.36%) • WCSB (Direct-0.60%; Indirect-35.36%) • LHSB (Direct-Negligible; Indirect-35.36%) • Happyvest (Direct-0.05%; Indirect-35.29%) • Mirzan bin Mahathir (Direct-Nil; Indirect-29.37%) • Peringkat Prestasi (M) Sdn Bhd (Direct-Nil; Indirect-29.37%) • LTAT (Direct-21%; Indirect-Nil) • Limpahjaya (Direct-10.01%; Indirect-Nil) • LCB (Direct-19.35%; Indirect-10.01%)

Vendors	Principal activities	Board of Directors and % held	Substantial shareholders and % held
Parkson	Operation of departmental stores	• TSWC (Direct-Nil; Indirect-100%)_ • Cheng Yoong Choong (Direct-Nil; Indirect-Nil) • Pee Kang Seng @ Lim Kang Seng (Direct-Nil; Indirect-Nil)	• Timuriang (Direct-100%; Indirect- Nil)
Umatrac	Investment holding +	• Lee Whay Keong (Direct-Nil; Indirect-Nil) • Cheng Sin Yeng (Direct-Nil; Indirect- Nil)	• Timuriang (Direct-100%; Indirect-Nil)

Notes:

@ *Ambang Jaya's subsidiaries are principally involved in (i) retailing, food and beverage and entertainment business in the PRC; (ii) operation of a hotel in the PRC; and (iii) securities trading in Hong Kong Special Administrative Region ("SAR").*

^ *Please refer to Appendix II(c) of the Circular for further information on the principal activities of the ACB Group's subsidiaries.*

+ *Umatrac's subsidiaries are principally involved in (i) property investment; (ii) manufacture and sale of tyres, rubber compounds and other related rubber products; (iii) sale and distribution of steel products; and (iv) property development.*

3.3 Proposed Divestment of Avenel

Information on Avenel

Avenel recorded an audited consolidated LAT and MI of RM91.9 million for the financial year ended 30 June 2002. Its audited NTL as at 30 June 2002 was RM445.8 million. However, for the quarter ended 30 September 2002, Avenel recorded an unaudited consolidated LAT and MI of RM17.7 million and its unaudited consolidated NTL as at 30 September 2002 was RM462.3 million.

The carrying cost of LLB's 25% equity interest in Avenel as at 30 June 2002 had been fully written down to zero whilst the original cost of investment for the Avenel Shares, which were acquired in October 1994, was RM25.0 million. LLB's expected loss on disposal of the Avenel Shares is RM122.0 million, due to the consideration payable by the LLB Group to the ACB Group of RM122.05 million arising from the Proposed Divestment of Avenel.

Please refer to Appendix III(a) of the Circular for additional information on Avenel.

Details of the Proposed Divestment of Avenel

The Proposed Divestment of Avenel will be satisfied by paying RM122.05 million to the ACB Group. The proposed payment of RM122.05 million by the LLB Group to the ACB Group represents a 25% share of Avenel's estimated unaudited net liabilities as at 31 December 2001 of RM488.18 million. The RM122.05 million would be satisfied via the netting off of existing Inter-PLC Debts owing by the ACB Group to the LLB Group and, the value of the Inter-PLC Debts deemed settled shall be RM147.41 million after taking into consideration the Cash Yield Adjustment.

The Avenel Shares shall be disposed by LLB free from all charges, claims or liens or any other encumbrances and will include all rights attaching to them, including all rights to any dividend or other distribution declared, made or paid on or after the date of completion of the Proposed Divestment of Avenel.

The Proposed Divestment of Avenel forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as highlighted under Section 4 of this IAC.

Basis of the Payment Consideration

LLB proposes to dispose of its 25% equity interest in Avenel comprising 25,000,000 ordinary shares of RM1.00 each, to ACB, by paying RM122.05 million to ACB. The proposed payment of RM122.05 million by LLB to ACB represents a 25% share of Avenel's estimated unaudited net liabilities as at 31 December 2001 of RM488.18 million. The adjusted net liabilities of RM488.18 million represents the discounted future cash flows of SFI, Posim's principal asset, for a period of 11 years ending 30 June 2011 (including an assumed terminal value of RM112.0 million) totalling RM511.01 million both discounted at 14.30% (which was negotiated on a willing buyer-willing seller basis) and after the netting off of SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million and after considering the unaudited estimated value of Posim's residual assets (excluding SFI's assets) of RM97.0 million as at 30 June 2001 (after taking into consideration the RM11.0 million, being the Principal Waived by Posim for the amount owing by the ACB Group to the Posim Group) less Avenel's debts up to the proportion of the agreed Shareholders' Undertaking and Indemnities.

Under the Shareholders' Undertaking and Indemnities, LLB together with the other shareholders of Avenel, namely ACB (55% equity interest) and AMB (20% equity interest), have previously undertaken to provide funds to Avenel and to indemnify Avenel against the losses incurred by third party security providers ("Security Providers") arising from the Security Providers' assets pledged to Avenel's lenders for certain debts of Avenel up to the proportion of their respective shareholdings in Avenel ("Shareholders' Undertakings and Indemnities"). Thus, LLB will be obliged to additionally subscribe for its proportion of new Avenel Shares at such time when Avenel request for the same. In this regard, in order that Avenel repays its obligations, LLB will in any event have to subscribe for new Avenel Shares in the proportion of its shareholdings, at a cost equivalent to 25% of RM987.60 million (Avenel's debts for which undertakings have been given by LLB), which would amount to RM246.90 million.

The details of the bank/party to which undertaking is given together with the name of Security Providers and the original loan/indemnity amount by ACB, LLB and AMB are as set out below:

Beneficiary of Undertaking	Name of Security Providers	Original Loan/Indemnity Amount by ACB, LLB and AMB
Avenel (assigned to Development Bank of Singapore Ltd)	• Umatrac • Ambang Jaya • AKR • Henrietta Rubber Estate Ltd • Segamat Land Bhd • Andalas Development Sdn Bhd • Aquabio Holdings Sdn Bhd • The Brooklands Selangor Rubber Company Ltd • The Lenggeng Rubber Company Ltd • Chembong Malay Rubber Company (1920) Ltd (All the above companies are subsidiary companies of ACB)	USD200 million

Beneficiary of Undertaking	Name of Security Providers	Original Loan/Indemnity Amount by ACB, LLB and AMB
AmInternational (L) Ltd (formerly under the account of AMMB International (L) Ltd)	• Umatrac • Ambang Jaya • Lion Plaza	RM100 million

With the Proposed Divestment of Avenel, LLB's obligation under the Shareholders' Undertaking and Indemnities is deemed to have crystallised. As such, LLB shall be obliged to pay ACB the proposed payment of RM122.05 million, denoting LLB's 25% share of Avenel's estimated unaudited net liabilities as at 31 December 2001 of RM488.18 million. However, as at 31 December 2002, LLB has not provided any additional funds pursuant to the Shareholders' Undertakings and Indemnities.

Details of the compensation for the Proposed Divestment of Avenel may be analysed as follows:

	RM (million)
Posim's share of 97.78%[1] of the value of SFI[2]	499.66
Unaudited net asset value of Posim's residual assets (excluding SFI)[3]	97.00
Adjusted cost of investment in Posim (A)	**596.66**
Avenel's share of 83.70%[4] of adjusted cost of investment in Posim (83.70% x (A))	499.42
Less: Avenel debts for which undertakings have been given by AMB, LLB and ACB	(987.60)
Avenel's estimated unaudited net liabilities as at 31 December 2001 (B)	(488.18)
LLB's 25% share of Avenel's estimated unaudited net liabilities as at 31 December 2001 (25% x (B))	**(122.05)**

Notes:

1. *As at 27 December 2002, Posim holds 752.53 million ordinary shares of RM1.00 each and 7,525.32 million ordinary shares of RM0.10 each in SFI (representing 97.78% of the share capital of SFI collectively).*

2. *The value of SFI is estimated to be RM511.01 million, which was arrived at based on the discounted cash flow method, by discounting the future cash flow projections of SFI for a 11-year period ending 30 June 2011 (including an assumed terminal value of RM112 million) as determined by your Board at a rate of 14.3% (which was negotiated on a willing buyer-willing seller basis) and after the netting-off of SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million.*

3. *Represents the estimated unaudited net asset value of Posim's residual assets (excluding SFI) as at 30 June 2001 (after adjusting for the relevant Principal Waived by Posim of RM11 million in relation to the Inter-PLC Debt owing from the ACB Group to Posim).*

4. *As at 27 December 2002, Avenel holds 170,097,271 Posim Shares, representing 83.70% of the share capital of Posim.*

Following the Proposed Divestment of Avenel, LLB's contingent liability under the Shareholders' Undertaking and Indemnities will be released and discharged. In addition, the Proposed Divestment of Avenel will not have a significant impact on the operations of the LLB Group as Avenel is merely an investment holding company and its principal asset, namely SFI will ultimately be acquired by LLB via its Proposed Acquisition of Posim.

Rationale

The Proposed Divestment of Avenel is an integral part of an overall proposal to recognize the obligations of LLB and AMB under the Shareholders' Undertakings and Indemnities. In addition, the Proposed Divestment of Avenel would streamline the shareholding structure of Avenel prior to the proposed disposal by Avenel of its entire 83.7% equity interest in Posim (Avenel's principal asset) to the LLB Group.

3.4 Proposed Divestment of Lion Plaza

Information on Lion Plaza

Lion Plaza is a private limited company incorporated in Malaysia on 14 June 1963 and is a wholly-owned subsidiary of LLB. The company is principally involved in property development. Lion Plaza holds a piece of freehold development land encompassing 5,395.5 square metres held under Grant 652, Lot 59, Section 57, Bandar Kuala Lumpur, Daerah Wilayah Persekutuan ("Lion Plaza Land"). The Lion Plaza Land is situated at Jalan Raja Chulan, Kuala Lumpur, a prime commercial center of Kuala Lumpur. Adjoining to the east of the property is a 20-storey office block known as Menara Affin, formerly known as Menara PJD. At present, the property is used as a carpark and generates an income of approximately RM0.3 million per annum. A copy of the valuation letter is annexed in Appendix III(b)(ii) of the Circular.

We understand that the property has been pledged to AmInternational (L) Ltd (formerly known as AMMB International (L) Ltd) by the ACB Group. The management proposed that since the ACB Group had already used the property for its lending purposes, it might be preferable to dispose of Lion Plaza to avoid any potential future complications arising from the charge that is assumed by a lender of Avenel over Lion Plaza Land.

The audited consolidated LAT of Lion Plaza as at 30 June 2002 was RM0.2 million and its audited NTA as at 30 June 2002 was RM2.4 million. However, for the quarter ended 30 September 2002, Lion Plaza recorded an unaudited LAT of RM0.03 million and its unaudited NTA as at 30 September 2002 was RM2.3 million.

The carrying value of the Lion Plaza Shares as recorded in the audited accounts of LLB as at 30 June 2002 was RM14.7 million. The total original cost of investment of Lion Plaza which was made by LLB on 28 September 1994, was RM14.7 million. LLB's expected loss on the Proposed Divestment of Lion Plaza is RM17.0 million.

Please refer to Appendix III(b)(i) of the Circular for additional information of Lion Plaza and further details on its property.

Details of the Proposed Divestment of Lion Plaza

LLB proposes to dispose of its entire equity interest comprising 3,418,860 Lion Plaza Shares to Akurjaya for a sale consideration of RM35.66 million. The sale consideration of RM35.66 million would be satisfied via an upfront cash payment of RM0.76 million and by the issuance of RM34.90 million in value of ACB "B" Bonds together with approximately 1.48 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to LLB.

The Lion Plaza Shares shall be disposed of by LLB free from all liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividend or other distribution declared, made or paid on or after the date of completion of the Proposed Divestment of Lion Plaza.

The Proposed Divestment of Lion Plaza forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as set out in Section 4 of this IAC.

Basis of the Sale Consideration

The sale consideration of RM35.66 million was arrived at based on the proforma unaudited NTA of Lion Plaza as at 30 June 2001 and, after taking into consideration, inter-alia, the open market value of the property held by Lion Plaza of RM35.9 million, as assessed by Messrs C H Williams Talhar & Wong Sdn Bhd, a professional independent valuer, as at 31 July 2001 using the comparison method and the residual method and adjustments for liabilities totaling RM8.6 million (which consist of non-FI creditors which will be addressed by way of debt equity conversion) to be assumed by LLB.

The sale consideration of RM35.66 million shall be settled by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of ACB Bonds to LLB. The RM0.76 million upfront cash payment payable to LLB on the Issue Date would subsequently be utilised by LLB to repay the LLB Scheme Creditors whilst the RM34.90 million in net present value (RM53.52 million in nominal amount) of ACB Bonds issued to LLB will be held until their maturity and their yearly redemption proceeds would subsequently be utilised by LLB to repay the LLB Scheme Creditors. The summary of the principal terms and conditions of the ACB Bonds are set out in Appendix XI(d) of the Circular.

Rationale

Lion Plaza is a wholly owned subsidiary of LLB, which principal asset is Lion Plaza Land. The Lion Plaza Land is currently pledged to a lender of Avenel, a 55% owned subsidiary company of ACB. The Proposed Divestment of Lion Plaza is to resolve the charge of third party assets.

Information on Akurjaya

Further details of the purchaser, Akurjaya, as at 27 December 2002 are set out below:

Name	Issued and paid-up share capital	Principal activities	Board of Directors	Substantial shareholders
Akurjaya	RM63.5 million	Investment holding, plantation management and property development	• Lee Whay Keong (Direct-Nil; Indirect-Nil) • Liew Choon Yick (Direct:Nil; Indirect-Nil)	• ACB (Direct-70%; Indirect-Nil) • Horizon Towers (Direct-30%; Indirect-Nil)

Ranking of the New ACB Shares

The detachable new ACB Shares to be issued together with the ACB Bonds to LLB pursuant to the Proposed Divestment of Lion Plaza will be listed on the Main Board of the KLSE and will rank pari passu in all respects with the existing ACB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the detachable new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

Undertaking by Akurjaya

As at 27 December 2002, there are several Items of Concern affecting the joint-venture operations of the ACB Group in the PRC which have yet to be resolved. The resolution of the Items of Concern has been incorporated as a condition precedent to the completion of the Proposed Divestment of Lion Plaza, as shares of ACB (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be issued to LLB as equity-kicker shares to be attached to the ACB Bonds.

The SC has, vide its letter dated 9 July 2002 approving the Proposed LLB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC subsequently waived the aforesaid requirement *vide* its letter dated 1 October 2002 following an appeal submitted by LLB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by Akurjaya pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of LLB whereby Akurjaya shall indemnify LLB of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed LLB Scheme. In this regard, any costs and losses incurred within 24 months from the date of implementation of the Proposed LLB Scheme must be settled by Akurjaya immediately when such cost and losses are incurred by LLB. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed LLB Scheme, Akurjaya must immediately indemnify LLB of all potential costs and losses to be incurred by the Affected Party in the future, as a result of the non-resolution of the Items of Concern.

Akurjaya is required to take all necessary steps and endeavour to resolve the Items of Concern the soonest possible. A summary of the Items of Concern and the steps which have been/will be taken by the Directors of Akurjaya to resolve the Items of Concern are set out in Appendix XV of the Circular.

3.5 Proposed Settlement of Inter-PLC Debts

Based on the computation to arrive at the principal amount owing as at 30 June 1999 plus the capitalisation of all interest (without compounding but including penalty interest) at the rate prescribed in the respective facilities of the relevant scheme creditors (excluding the LLB Group Non-FI Creditors) for the period from 1 July 1999 up to 31 December 2001 (inclusive) (herein referred to as the "Outstanding Principal Amount"), Inter-PLC Debts amounted to RM1,627 million.

It is proposed that the Inter-PLC Debts be settled via the issuance of bonds, ordinary shares and RCCPS, after adjusting for an amount equivalent to the capitalised interest (excluding penalty interest) from the period 1 July 1999 to 31 December 2001 (herein referred to as "Principal Waived"); or, where the Inter-PLC Debts will be settled by way of the netting off of the sum payable by the LLB Group for the respective acquisitions (i.e. the Proposed Acquisition of Posim, the Proposed Acquisition of CPB, Proposed Divestment of Avenel and the Acquisition of Antara), after adjusting for the Cash Yield Adjustment. The Cash Yield Adjustment was proposed to ensure that creditors whose debts were settled immediately via the netting-off of debts through the proposed acquisitions and disposal would not have had to suffer the disadvantages and uncertainties of a deferred payment and be penalised. The reduction in the YTM was due to a shortfall in cash flow owing to events that had a negative impact on the financial performance of the KOCs such as Megasteel and SFI, which necessitated adjustments to be made to the structure and terms of the Proposed GWRS as previously announced.

We further understand that in view of the unforeseen delay in the implementation of the Proposed Restructuring of LLB and the Proposed GWRS, the debt instruments that were originally targeted to be issued on 1 January 2002 have been delayed. In this regard, LLB and other scheme companies propose to pay interest for the period commencing on 1 January 2002 up to the Issue Date, calculated based on the cash YTM of the respective Scheme Companies' bonds without compounding ("Year 0 Interest"). The Year 0 Interest shall be paid to the holders of the respective Scheme Companies' bonds in two tranches as follows:

a) the first tranche shall be paid on the Issue Date of the bonds and will be funded by the interest earned between 1 January 2002 to the Unconditional Date on proceeds arising from the proposed divestment programs for the respective Scheme Companies currently deposited in designated escrow accounts; and

b) the second tranche comprising the balance of the relevant Year 0 Interest (inclusive of interest calculated at the rate of the cash YTM applicable to the relevant scheme companies' bonds without compounding), shall be paid on the last annual redemption date for the respective Scheme Companies' bonds.

The Proposed Settlement of Inter-PLC Debts is as follows:

a) Settlement with the ACB Group

The proposed settlement of inter-company balances between the LLB Group and the ACB Group will be by way of the netting off of the consideration payable by the LLB Group to the ACB Group for the Proposed Divestment of Avenel, the Proposed Acquisition of Posim, the Proposed Acquisition of CPB, and the Acquisition of Antara against the amount owing by the ACB Group to the LLB Group as at 31 December 2001.

The schedule below depicts the consideration payable by both LLB and AMSB:

	LLB (RM' million)	AMSB (RM' million)	Total (RM' million)
Consideration Payable by the LLB Group to the ACB Group			
To Avenel for the Proposed Acquisition of Posim	139.85	359.57	499.42
Cash Yield Adjustment	29.06	74.74	103.80
	168.91	434.31	603.22
To ACB and its subsidiary companies for the Proposed Acquisition of CPB	56.42	145.08	201.50
Cash Yield Adjustment	11.73	30.15	41.88
	68.15	175.23	243.38
To ACB for Proposed Divestment of Avenel	122.05	-	122.05
Cash Yield Adjustment	25.36	-	25.36
	147.41	-	147.41
To ACB for the settlement of the Acquisition of Antara on LLB's behalf*	-	108.23	108.23
Cash Yield Adjustment	-	22.49	22.49
	-	130.72	130.72
Total Consideration Payable by the LLB Group	**384.47**	**740.26**	**1,124.73**

Note:

- *On 13 February 2001, AMSB, ACB and AKR entered into a Conditional Exchange of Asset Agreement ("CEAA") with JCorp for the Acquisition of Antara. The purchase consideration of RM108.23 million payable pursuant to the Acquisition of Antara was to be satisfied by AMSB procuring (i) ACB to transfer the Lion Gateway Parade Sdn Bhd ("LGP") Shares to JCorp and assign to JCorp all sums owing by LGP to ACB for a total consideration of RM90.98 million; and (ii) a cash payment to be made by AKR to JCorp of RM17.25 million. The purchase consideration would be satisfied by the netting off of the existing Inter-PLC Debts owing by ACB to AMSB. As the purchase consideration of RM108.23 million would be satisfied by the netting off of the existing Inter-PLC Debts owing by ACB to AMSB, the value of Inter-PLC Debts deemed settled via the netting off of assets shall be RM130.72 million after taking into account the Cash Yield Adjustment. The detailed explanation on the Cash Yield Adjustment is set out in Appendix X of the Circular.*

  LGP was incorporated in Malaysia on 26 July 1986 under the name of Dagangtani Sdn Bhd and assumed its present name on 29 August 1997. LGP was a wholly-owned subsidiary company of ACB and was principally a property contractor and developer.

  Further details of the Acquisition of Antara are particularised in the circular to the shareholders of LLB dated 13 March 2002. For information purposes only, the Acquisition of Antara was approved by LLB shareholders on 28 March 2002 and was completed on 10 September 2002.

  Although AMSB's Inter PLC Debts are addressed pursuant to the Proposed GWRS, its debts to FI lenders and non-FI creditors, which are not owing by the ACB Group, are addressed separately under its own entity debt restructuring scheme.

	LLB (RM' million)	**AMSB (RM' million)**	**Total (RM' million)**
Inter-PLC Debts owing by the ACB Group to the LLB Group as at 31 December 2001:			
Owing by the ACB Group to the LLB Group as at 31 December 2001#	400.00	811.00	1,211.00
Owing by the ACB Group to the Posim Group (which will be part of the restructured LLB Group)	25.76	66.24	92.00
	425.76	**877.24**	**1,303.00**
Difference due from the ACB Group	**41.29**	**136.98**	**178.27**
New Inter-PLC Debts arising from Proposed Divestment of Lion Plaza by the LLB Group	**35.66**	**-**	**35.66**

Note:

\# *The names of the companies within the LLB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of the Circular.*

It is proposed that LLB and AMSB receive in aggregate RM0.44 million upfront cash payment, RM19.92 million in net present value of ACB "B" Bonds, RM13.01 million in net present value of ACB "C" Bonds (totalling RM45.69 million in nominal amount of ACB Bonds) together with 1.78 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up and RM144.90 million in value of new ACB Shares at an issue price of RM1.00 each, in settlement of the amount owing by the ACB Group to the LLB Group of RM178.27 million.

Following the new Inter-PLC Debts arising from the Proposed Divestment of Lion Plaza, it is proposed that LLB receive, as payment for the Proposed Divestment of Lion Plaza totaling RM35.66 million, an upfront cash payment of RM0.76 million and RM34.90 million in net present value of ACB "B" Bonds (totalling RM53.32 million in nominal amount) together with 1.48 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up.

The total cash of RM1.20 million received from the above settlement will be payable to LLB and AMSB on the Issue Date and would subsequently be utilized by LLB to support the redemption/repayment of the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts and by AMSB for the repayment to its scheme creditors. The RM67.83 million in net present value (RM99.21 million in nominal amount) of ACB Bonds issued to LLB and AMSB would be held until their maturity and their yearly redemption proceeds would subsequently be utilised by LLB and AMSB to repay their respective scheme creditors. The summary of the principal terms and conditions of the ACB Bonds are set out in Appendix XI(d) of the Circular.

We understand that it is the intention of the Board to divest the 148.16 million ACB Shares receivable from ACB, and to apply such sale proceeds to redeem /repay the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts and to repay AMSB's scheme creditors.

The LLB Group's estimated loss from the settlement of Inter-PLC Debts with the ACB Group is RM210 million, which represents the Principal Waived by the LLB Group (including AMSB).

The issue price of the new ACB Shares of RM1.00 each represents the par value of the ACB Shares after the Proposed Capital Reconstruction for ACB. For illustrative purposes only, the RM1.00 per ACB Share represents approximately a 108% premium over the theoretical market price of ACB Shares of RM0.48 (calculated using the weighted average price of ACB Shares for the 5 market days up to 16 July 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction Exercise for ACB). The price-fixing date for the ACB Shares has been determined announced on 19 July 2002 by the Directors of ACB after SC's approval for the Proposed ACB Scheme.

All new ACB Shares to be issued to LLB Group would be listed on the KLSE and will rank pari passu in all respects with the existing ACB Shares, except that they will not be entitled to dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

The terms and conditions of the ACB "B" Bonds and ACB "C" Bonds are appended under Appendix XI(d) of the Circular.

b) Settlement with the AMB Group

	RM' million
Amount owing by the AMB Group to AMSB as at 31 December 2001	187.0
Amount owing by the LLB Group to the AMB Group as at 31 December 2001	(53.0)
Difference due from the AMB Group to the LLB Group	**134.0***

Note:

* *As the net Inter-PLC Debts between the LLB Group and the AMB Group is RM134 million was arrived at after including the the RM2 million owing by the Posim Group to the AMB Group, the AMB Group shall assign its rights to receive RM2 million owing by the Posim Group to the LLB Group.*

It is proposed that AMSB (which forms part of the LLB Group) receives RM5.79 million upfront cash payment, RM82.25 million in net present value of AMB "B" Bonds, RM32.56 million in net present value of AMB "C" Bonds (the total AMB Bonds to be received amounts to RM147.12 million in nominal amount), 6.70 million RCCPS to be issued by AMB at an issue price of RM1.00 per RCCPS and 6.70 million new AMB Shares at RM1.00 per AMB Share for the settlement of Inter-PLC Debts owing by the AMB Group to the LLB Group of RM134 million. The AMB Bonds comprising both "B" Bonds and "C" Bonds will be issued together with 4.65 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up.

Further, LLB will also pay RM0.02 million upfront cash and issue RM52.98 million in net present value (RM69.04 million in nominal amount) of LLB Bonds together with 1.91 million detachable new LLB Shares as equity-kicker shares credited as fully paid-up to AMSB or its nominees to settle the intra-company debts owing by LLB to AMSB pursuant to the settlement of the Inter-PLC Debts with the AMB Group.

The aggregate RM5.81 million upfront cash payment shall be payable to AMSB on the Issue Date and the proceeds will be utilized by AMSB to repay its scheme creditors. The RM114.81 million in net present value (RM147.12 million in nominal amount) of AMB Bonds would be held until their maturity and their yearly redemption proceeds would subsequently be utilised by AMSB to repay its scheme creditors. The summary of the principal terms and conditions of the AMB Bonds and LLB Bonds are set out in Appendix XI(e) and XI(a) respectively of the Circular.

We understand that it is the intention of the Board of AMSB to divest the 6.7 million new AMB Shares and the 6.7 million RCCPS receivable from AMB, and to apply such sale proceeds to repay AMSB's scheme creditors. However, details regarding the divestment have not been finalised at this juncture.

The RCCPS to be issued to the LLB Group shall have the same governing terms and conditions with the RCCPS to be issued to the AMB Group FI Lenders under the Proposed Debt Restructuring Exercise of the AMB Group. The summary of the principal terms and conditions of the RCCPS are set out in Appendix XI(f) of the Circular.

The LLB Group's estimated loss from the settlement of Inter-PLC Debts with the AMB Group is RM25.0 million that is the amount of Principal Waived by the LLB Group.

The issue price of the AMB Shares of RM1.00 each represents the par value of the AMB Shares after the Proposed Capital Reconstruction for AMB. For illustrative purposes only, the RM1.00 per AMB Share represents a 203% premium over the theoretical market price of AMB Shares of RM0.33 (calculated using the weighted average price of AMB Shares for the 5 market days up to 16 July 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction for AMB). The price-fixing date for the AMB Shares has been determined by the Directors of AMB after the SC's approval for the proposed AMB scheme was announced on 19 July 2002.

All the new AMB Shares to be issued to the LLB Group which would be listed on the KLSE and issued after the Proposed Capital Reconstruction for AMB, shall rank *pari passu* in all respects with the existing AMB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

c) *Settlement with CPB Group*

It is proposed that the LLB Group pays RM0.01 million upfront in cash and the balance via the issuance of RM21.99 million in net present value of LLB "B" Bonds (RM28.66 million in nominal amount) together with 0.79 million detachable new LLB Shares of RM1.00 each as equity-kicker shares credited as fully paid-up to settle the Inter-PLC Debts owing by the LLB Group to the CPB Group of RM22 million to CPB or its nominees. The summary of the principal terms and conditions of the LLB Bonds are as set out in Appendix XI(a) of the Circular.

The RM0.01 million upfront cash payment shall be payable to the CPB Group by LLB Group on the Issue Date. The upfront cash payment is expected to be generated from the net divestment proceeds from the Proposed Divestment Programme for the LLB Group and the proceeds from the redemption of the ACB Bonds at the Issue Date.

LLB Group's estimated gain from the above settlement of its Inter-PLC Debts is RM4.0 million. This relates to the amount of the Principal Waived by the CPB Group.

d) *Settlement with LCB Group*

It is proposed that the LLB Group issues 131.0 million LLB Shares at an issue price of RM1.00 each for the settlement of Inter-PLC balances owing by the LLB Group to the LCB Group of RM131.0 million. The issue price of the new LLB Shares is fixed at its par value of RM1.00, denoting a premium of 146% over the theoretical market price of LLB Shares of RM0.41 calculated using the weighted average price of LLB Shares for the five market days up to 16 July 2002, being the price-fixing date, of RM0.30 after adjusting for the Proposed Capital Reconstruction on LLB. The price-fixing date of LLB Shares has been determined by the Board after the SC's approval for the Proposed LLB Scheme as announced on 19 July 2002.

The 131.0 million new LLB Shares to be issued to the LCB Group as debt to equity conversion would represent 19.2% of the enlarged share capital of LLB after the Proposed LLB Scheme.

All the new LLB Shares to be issued to the LCB Group would be listed on the KLSE shall rank *pari passu* in all respects with the existing LLB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new LLB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

The LLB Group's estimated gain from the settlement of the Inter-PLC Debts is RM15.0 million, representing the Principal Waived by the LCB Group.

4 CONDITIONS OF THE PROPOSED RESTRUCTURING OF LLB

The implementation of the Proposed LLB Scheme that encompasses the Proposed Restructuring of LLB is subject to various conditions precedent and the receipt of approvals from the following:

a) BNM, which was obtained vide BNM's letters dated 3 May 2002, 17 May 2002, 31 May 2002, 20 June 2002 and 29 October 2002 for the following:

   (i) LLB to obtain foreign credit facilities from LLB-SPV; and

   (ii) LLB to obtain/provide inter-company loans from/to its off-shore subsidiaries.

The above approvals from BNM are subject to inter alia, the following conditions:

(i) All proceeds from the disposal of foreign assets shall be repatriated by LLB to Malaysia and LLB must inform BNM of the same immediately;

(ii) BNM's approval must be obtained for any variations to the terms and conditions of the LLB Debts to be issued pursuant to the Proposed LLB Scheme;

(iii) BNM's approval must be obtained for any early repayment of the LLB Debts; and

(iv) LLB is required to inform BNM when the LLB Debts are fully repaid.

(b) the SC, which was obtained on 9 July 2002 and 1 October 2002, is subject to inter alia, the following conditions;

A	Conditions by SC vide its letter dated 9 July 2002	Status of Compliance
(a)	All issues in relation to the PRC as disclosed in the due diligence report, must be fully resolved prior to the Proposed Acquisition of CPB and the Proposed Divestment of Lion Plaza being implemented.	The SC has waived this condition vide its letter dated 1 October 2002 subject to certain conditions as set out in Section (B) below.
(b)	The SC's approval must be obtained for the final number of LLB Shares to be issued pursuant to the proposed debt and corporate restructuring for the LLB Group;	To be complied.
(c)	The Independent Adviser is required to disclose in its report to the Independent Directors and minority shareholders of LLB on the qualifications and emphasis of matters raised by the Reporting Accountants, including detailed justifications on related party transactions, justifications on valuation of the companies proposed to be acquired and proposed to be divested, and the opinion of the Independent Adviser on the qualifications and emphasis of matters.	Complied. Please refer to Section 7.4 for further details.
	Further, the Board must explain and consider the qualifications and emphasis of matters raised by the Reporting Accountants and RHB Sakura, as the adviser, in the Circular to shareholders;	Complied. (Please refer to Section 9.6 of the Circular for further details).

A	Conditions by SC vide its letter dated 9 July 2002	Status of Compliance
(d)	Full disclosure must be made in the Circular to shareholders on the following:	
	- the risks associated with the sources of cash flows earmarked to support the redemption/repayment of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts and LLB's ability to redeem/repay them;	Complied. (Please refer to Section 9.2 of the Circular for further details).
	- all issues in relation to PRC as disclosed in the due diligence report and the steps that have/will be taken to resolve these issues; and	Complied. Please refer to Appendix XV of the Circular for details.
	- the details of the proposed organisational and financial management systems and how they could assist LLB to avoid the current financial difficulties. In addition, the Board must give its opinion on how the proposed organisational and financial management restructuring systems could assist the LLB Group and steps which have/will be taken to avoid these past difficulties from recurring.	Complied. (Please refer to Section 7 and Appendix XIII of the Circular for further details).
(e)	Disclosure must be made in annual report on the status of compliance in relation to the suggestions made by PwC on the proposed organisational and financial management restructuring systems, as disclosed in the Circular to shareholders;	On-going.
(f)	LLB is required to disclose the status of the Proposed Divestment Programme for the LLB Group in its quarterly and annual reports, including the following disclosure:- (i) a summary status report on the divestment programme setting out the stages and the total divestment proceeds of each stage; (ii) a comparison between the value of the concluded sale and the proceeds received for each concluded sale (for quarter and current year) together with the projections for the full year; (iii) details on the transactions which have been completed for each quarter, including gross and net divestment proceeds for each asset which has been sold including the estimated timing on the receipts of the divestment proceeds	To be complied.

A	Conditions by SC vide its letter dated 9 July 2002	Status of Compliance
	(iv) details on the utilisation of the divestment proceeds received; and (iv) plans to overcome any projected shortfall, if applicable. In addition, the Board is required to furnish written declaration that LLB would divest other assets which are not part of the Proposed Divestment Programme for the LLB Group, if necessary, to redeem/repay the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts	Complied. A written declaration dated 5 December 2002 has been submitted to the SC on 13 December 2002.
(g)	With regard to the Proposed Acquisition of Posim, LLB is required to fully comply with the public shareholding spread requirements as stipulated in the SC's guidelines. However, the SC has vide its letter dated 1 October 2002, granted approval for Posim to address the shortfall in its public shareholding spread within 6 months from the date of implementation of the Proposed GWRS as opposed to 1 year as appealed.	To be complied.
(h)	In relation to LLB's and AMSB's proposed option to tender ACB, AMB and CPB Shares to their creditors, RHB Sakura is required to inform the SC of the following:- (i) the final tender price together with the basis in determining the tender price; and (ii) the final number of shares tendered;	To be complied.
(i)	The SC's approval must be obtained for any changes to the terms and conditions of issuance including any variations to the terms and conditions of the private debt securities:	To be complied, if necessary.
(j)	RHB Sakura is required to submit Borang FMF/JPB ("Facility Maintenance File") to the SC and BNM prior to the issuance of the private debt securities;	To be complied.
(k)	RHB Sakura is required to inform the SC as soon as the value of private debts securities are finalised, the total issuance, issue price, subscribers and the amount subscribed (if applicable) and the redemption/repayment profile before the private debts securities are issued;	To be complied.

A Conditions by SC vide its letter dated 9 July 2002		Status of Compliance
(l)	RHB Sakura is required to furnish the trust deed to the SC once it is finalised.	To be complied.
m)	RHB Sakura and LLB must fully comply with the relevant requirements in relation to the above proposals as stipulated in the SC guidelines.	Noted.
n)	Approval from other authorities to be obtained prior to the implementation of the Proposed LLB Scheme.	Noted.

The SC had, vide its letter dated 1 October 2002, waived the earlier condition imposed in its earlier letter dated 9 July 2002 subject to the following conditions:

B Conditions by SC vide its letter dated 1 October 2002		Status of Compliance
i)	LLB is required to furnish an irrevocable written undertaking that all necessary steps will be taken to resolve all the Items of Concern as soon as possible;	To be complied.
ii)	The relevant vendor(s) of sale shares or purchaser(s) issuing consideration shares ("Relevant Party") (where the Items of Concern apply) are required to indemnify the affected purchaser(s) or the vendor(s), as the case may be ("Affected Party") of all cost and losses incurred by the Affected Party in relation to the Items of Concern in the event that the Relevant Party fails to resolve the Items of Concern prior to the implementation of the Proposed GWRS. In this regards, any costs and losses incurred by the Affected Party within 24 months from the date of implementation of the Proposed GWRS ("Subject Period") pending efforts by the Relevant Party to resolve the Items of Concern shall be fully indemnified by the Relevant Party as and when the costs and losses are suffered by the Affected Party. Further, in the event the Relevant Party is still unable to resolve the Items of Concern after the Subject Period, the Relevant Party is required to immediately indemnified the Affected Party of all costs and losses foreseeable to be suffered in the future as a result of the non-resolution of the Items of Concern; and	Complied. Refer to Section 3.4 Undertaking by Akurjaya. for further details. (Please also refer to Section 5.5.6 of the Circular).

B	Conditions by SC vide its letter dated 1 October 2002	Status of Compliance
(iii)	LLB is required to report the status of the Items of Concern in its quarterly and annual reports until all the Items of Concern are fully resolved.	To be complied.

(c) the FIC, which was obtained vide the FIC's letters dated 30 April 2002 and 23 May 2002 for inter alia, the following:

i) the Proposed Capital Reconstruction for LLB;

ii) the proposed issuance of up to RM285.25 million worth of new LLB Shares as equity-kicker shares and as debt to equity conversion shares to the LLB Scheme creditors; and

iii) the Proposed Acquisition of Posim and the Proposed Acquisition of CPB.

The above approvals from FIC are subject to, inter alia, LLB increasing its Bumiputera equity participation to at least 30% before 31 December 2003;

(d) the LOFSA, which was obtained vide the LOFSA's letters dated 1 November 2000 for the following:

i) the establishment of LLB-SPV in Labuan to administer and co-ordinate the restructured loans denominated in USD owed by the LLB Scheme Companies to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors);

ii) the Ministerial exemption from compliance with the provision of Section 147(2) of the Offshore Companies Act 1990, which enables LLB-SPV to hold debt obligations in LLB; and

iii) the transfer of loans denominated in USD by LLB to LLB-SPV under Section 7(3)(a) of the Offshore Companies Act 1990.

There is no condition attached to the above approvals from the LOFSA;

(e) the approval-in-principle of the KLSE for the listing of and quotation for the new LLB Shares to be issued pursuant to the Proposed LLB Scheme;

(f) the LLB Scheme creditors, which was obtained at their respective Court-Convened Meetings held on 16 September 2002 and 18 September 2002;

(g) the shareholders of LLB at the forthcoming EGM;

(h) the Megasteel 's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of Megasteel pursuant to Megasteel's scheme of arrangement were obtained on 25 September 2002 and 16 October 2002 and Khazanah Nasional Berhad for the issuance of the Megasteel subordinated bonds was obtained on 16 October 2002. The High Court of Malaya had on 12 December 2002 sanctioned Megasteel's scheme of arrangement pursuant to Section 176 of the Cos Act;

(i) the AMSB's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of AMSB pursuant to AMSB's scheme of arrangement were obtained on 26 September 2002. The AMSB's scheme of arragement is presently pending sanction by the High Court of Malaya under Section 176(3) of the Cos Act;

(j) the Proposed LLB Scheme being sactioned by the High Court pursuant to Section 176 of the Cos Act and the Proposed Capital Reconstruction Exercise for LLB being sanctioned by the High Court pursuant to Section 64 of the Cos Act; and

(k) the Schemes for the LCB Group, the ACB Group and the AMB Group being unconditional (other than the reciprocal conditions in the respective Schemes).

All the proposals under the Proposed LLB Scheme (comprising the Proposed Corporate Restructuring Exercise, the Proposed Debt Restructuring Exercise and the Proposed Divestment Programme for the LLB Group) are inter-conditional to each other. In addition, the Schemes of the respective PLC Group (comprising the Proposed Corporate Restructuring Exercise and the Proposed Divestment Programme for the relevant PLC Group) are inter-conditional to each other.

The upfront cash payment, LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts shall be paid/issued not later than 15 March 2003. In the event that the upfront cash payment, LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts are not paid/issued by 15 March 2003, the Proposed LLB Scheme shall be deemed to have lapsed and in such event, notwithstanding anything else provided in this Circular, nothing shall preclude any of the LLB Scheme Creditors from taking any action that they have or might have (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligation) arising from and in accordance to the existing loans/credit facilities of such LLB Scheme Creditor unless the date for the payment/issuance of the aforesaid up-front cash payment, LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts after 15 March 2003 is subsequently approved by the LLB Scheme Creditors.

5 DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTEREST

Certain proposals within the Proposed LLB Scheme, namely the Related-Party Proposals are related party transactions.

DAC, Dato' Kamaruddin @ Abas bin Nordin, Heah Sieu Lay and Cheng Yong Liang are the Directors of LLB ("Interested Directors") who do not consider themselves independent in respect of the Proposed LLB Scheme by virtue of the following:

1. DAC is a Director of LCB and AMB. He is also a substantial shareholder of LLB (Direct-0.10%; Indirect-55.47%), ACB (Direct-0.03%; Indirect-35.70%), AMB (Direct-0.14%; Indirect-59.54%) and LCB (Direct-0.15%; Indirect-35.40%).

2. Dato' Kamaruddin @ Abas bin Nordin is an employee of Lion Courts Sdn Bhd (a wholly-owned subsidiary company of LLB), a company in which DAC is deemed to have interest via his shareholding in LLB. Dato' Kamarudin does not have any direct or indirect interest in LLB Courts Sdn Bhd.

3. Cheng Yong Liang is the brother of DAC and nephew of TSWC who is a substantial shareholder of LLB.

4. Heah Sieu Lay is an employee of Lion Subang Parade Sdn Bhd (a wholly-owned subsidiary company of CPB), a company in which DAC is a substantial shareholder. Heah Sieu Lay does not have any direct or indirect interest in Lion Subang Parade Sdn Bhd.

None of the other directors of LLB have any interest in the Proposed Restructuring of LLB.

The Interested Directors have abstained and will continue to abstain from all deliberations and voting at the Board's Meetings on the Proposed LLB Scheme.

As at 27 December 2002, the Interested Directors' shareholding in LLB are as follows:

Name	Direct		Indirect	
	No of LLB Shares	%	No of LLB Shares	%
DAC	591,586	0.10	329,330,407 [(a)]	55.47
Dato' Kamaruddin @ Abas bin Nordin	2,000	@	79,000 [(b)]	*
Cheng Yong Liang	63,840	0.01	-	-
Heah Sieu Lay	-	-	-	-

Notes:

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect–100%), Horizon Towers (Direct-Nil; Indirect-100%), LHSB (Direct-0.83%; Indirect–19.17%), Tirta (Direct-Nil; Indirect–70.64%), Araniaga (Direct-Nil; Indirect–100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-Nil; Indirect–20%), JJSB (Direct-Nil; Indirect–100%), Bayview (Direct-Nil; Indirect-100%), Sin Seng (Direct-20%; Indirect-Nil), Umatrac (Direct-Nil; Indirect–100%), AMB (Direct-0.14%; Indirect–59.54%), ACB (Direct-0.03%; Indirect-35.70%), LCB (Direct-0.15%; Indirect–35.40%), Konming (Direct-Nil; Indirect–100%) and 175,000 options granted pursuant to the LLB ESOS. However, DAC's shareholding in % terms excludes ESOS Options which have yet to be exercised*

(b) *Options granted pursuant to the LLB ESOS which have yet to be exercised*

@ *Negligible*

* *Dato' Kamaruddin @ Abas bin Nordin's shareholding in % terms excludes ESOS Options which have yet to be exercised*

(Direct; Indirect) : Interest of substantial shareholders

The persons connected with the Interested Directors (as defined under Section 122A of the Cos Act) and having interest in LLB Shares who do not consider themselves independent of the Proposed LLB Scheme by virtue of the following:

1. Datin Ng Seok Kuan is the spouse of DAC.

2. Cheng Theng Kee is the father of DAC and Cheng Yong Liang.

3. Chen Shok Ching is the mother of DAC and Cheng Yong Liang.

4. Cheng Wei Meng is the sister of DAC and Cheng Yong Liang.

5. Amanvest, Horizon Towers, LRPL, LHSB, Tirta, Araniaga, Teck Bee, LMSB, LDP, JJSB, Bayview, Umatrac, ACB, LCB, Sin Seng, Konming and AMB are companies in which DAC has substantial interests. DAC's interest in these companies as at 27 December 2002 are as follows:

	Direct (%)	Indirect (%)
Amanvest	-	100.00
Horizon Towers	-	100.00
LRPL	15.02	14.90
LHSB	0.83	19.17

	Direct (%)	Indirect (%)
Tirta	-	70.64
Araniaga	-	100.00
Teck Bee	-	90.29
LMSB	-	100.00
LDP	-	20.00
JJSB	-	100.00
Bayview	-	100.00
Umatrac	-	100.00
ACB	0.03	35.70
LCB	0.15	35.40
Sin Seng	20.00	-
Konming	-	100.00
AMB	0.14	59.54

As at 27 December 2002, the persons connected with the Interested Directors and having interest in LLB Shares are as follows:

Persons connected with Interested Directors	Direct		Indirect	
	No. of LLB Shares	%	No. of LLB Shares	%
Datin Ng Seok Kuan	30,696	0.01	-	-
Cheng Theng Kee	683,400	0.12	-	-
Chen Shok Ching	731,757	0.12	-	-
Cheng Wei Meng	1,000	@	-	-
Amanvest	8,297,194	1.40	299,529,946 [(a)]	50.48
Horizon Towers	308,198	0.05	-	-
LRPL	-	-	329,048,223 [(b)]	55.45
LHSB	12,482,614	2.10	308,078,411 [(c)]	51.92
Tirta	170,880	0.03	-	-
Araniaga	271	@	-	-
Teck Bee	420	@	-	-
LMSB	7,611,000	1.28	300 [(g)]	@
LDP	567,700	0.10	7,919,498 [(h)]	1.33
JJSB	79,700	0.01	-	-
Bayview	300	@	-	-
Umatrac	296,797,060	50.02	2,732,886 [(d)]	0.46
ACB	1,002,783	0.17	298,527,163 [(e)]	50.31
LCB	756	@	299,529,190 [(f)]	50.48
Sin Seng	107,184	0.02	-	-
Konming	1,588,000	0.27	-	-
AMB	141,347	0.02	-	-

Notes :

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.15%; Indirect-58%), ACB (Direct-1.03%; Indirect-29.80%), LCB (Direct-23.90%; Indirect-Nil) and Konming (Direct -Nil; Indirect-100%)*

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct -Nil; Indirect - 100%), Horizon Towers (Direct -Nil; Indirect-100%), LHSB (Direct -19.17%; Indirect-Nil), Tirta (Direct -Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-20%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Bayview (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-Nil; Indirect-35.56%), LCB (Direct-Nil; Indirect-34.42%) and Konming (Direct-Nil; Indirect-100%)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-51%; Indirect-Nil), Teck Bee (Direct-90.29%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), ACB (Direct-0.001%; Indirect-35.36%), LCB (Direct-8.66%; Indirect-23.90%) and Konming (Direct-Nil; Indirect-100%)*

(d) *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct-57.99%; Indirect-0.01%), ACB (Direct-Nil; Indirect-29.36%), LCB (Direct-19.01%; Indirect-Nil) and Konming (Direct-Nil; Indirect-100%)*

(e) *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), LCB (Direct-Nil; Indirect-20.19%) and Konming (Direct-Nil; Indirect-100%)*

(f) *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-57.99%), ACB (Direct-19.35%; Indirect-10.01%) and Konming (Direct-Nil; Indirect-100%)*

(g) *Deemed interested by virtue of Section 6A of the Cos Act held via Bayview (Direct 100%;Indirect-Nil)*

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via LMSB (Direct-100%; Indirect-Nil), Horizon Towers (Direct-100%; Indirect-Nil) and Bayview (Direct-Nil; Indirect-100%)*

@ *Negligible*

(Direct; Indirect) : Interest of substantial shareholders

The Interested Directors who have interest in LLB Shares and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in LLB Shares have agreed to abstain from voting in respect of their direct and indirect shareholdings in regard to the Proposed LLB Scheme at the forthcoming EGM.

The Interested Substantial Shareholders who do not consider themselves independent of the Proposed LLB Scheme by virtue of the following:

1. TSWC is the Chairman and Managing Director of LCB, the Chairman of AMB and a Director of ACB. He is also a substantial shareholder of ACB (Direct-Nil; Indirect-36.97%), AMB (Direct-0.01%; Indirect-59.61%) and LCB (Direct-0.10%; Indirect-57.32%) and has interest in Horizon Towers (Direct-Nil; Indirect-100%), a company which holds 30% equity interest in Akurjaya.

2. DAC is a Director of LCB and AMB. He is also a substantial shareholder of ACB (Direct-0.03%; Indirect-35.70%), AMB (Direct-0.14%; Indirect-59.54%) and LCB (Direct-0.15%; Indirect-35.40%) and has interest in Horizon Towers (Direct-Nil; Indirect-100%).

3. LRPL, Lancaster, Utara Enterprise, WCSB, LHSB, Happyvest, Amanvest and LTAT are substantial shareholders of LCB, ACB and AMB. LRPL is also deemed to have a substantial interest in Horizon Towers (Direct-Nil; Indirect-100%).

   LRPL, Lancaster, Utara Enterprise, WCSB, LHSB, Happyvest, Amanvest and LTAT's substantial interest in LCB, ACB and AMB as at 27 December 2002 are as follows:

Company	Interest in LCB		Interest in ACB		Interest in AMB	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
LRPL	-	34.42	-	35.56	-	59.54
Lancaster	-	32.56	0.75	35.36	-	59.54
Utara Enterprise	-	32.56	-	35.36	-	59.54

Company	Interest in LCB		Interest in ACB		Interest in AMB	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
WCSB	0.21	32.56	0.60	35.36	0.06	59.54
LHSB	8.66	23.90	@	35.36	@	59.53
Happyvest	-	23.90	0.05	35.29	-	59.53
Amanvest	23.90	-	1.03	29.80	0.15	58.00
LTAT	-	20.19	21.00	-	4.22	58.00

Note:

@ *Negligible*

4. Umatrac, Timuriang and ACB are substantial shareholders of LCB and AMB. Their substantial interest in LCB and AMB as at 27 December 2002 are as follows:

Company	Interest in LCB		Interest in AMB	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
Umatrac	19.01	-	57.99	0.01
Timuriang	-	19.79	-	58.00
ACB	-	20.19	-	58.00

5. LCB is a substantial shareholder of AMB (Direct-0.01%; Indirect-57.99%) and ACB (Direct-19.35%; Indirect-10.01%)

Based on LLB's Register of Substantial Shareholders as at 27 December 2002, the LLB's substantial shareholders deemed interested ("Interested Substantial Shareholders") in the Proposed LLB Scheme and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in LLB Shares, are as follows:

	Direct		Indirect	
	No. of LLB Shares	%	No. of LLB Shares	%
TSWC	1,680	@	342,079,285 [a]	57.65
LRPL	-	-	329,048,223 [b]	55.45
DAC	591,586	0.10	329,330,407 [c]	55.47
Lancaster	11,518,084	1.94	320,561,025 [d]	54.02
Utara Enterprise	-	-	320,561,025 [e]	54.02
WCSB	7,466	@	320,561,025 [f]	54.02
LHSB	12,482,614	2.10	308,078,411 [g]	51.92
Happyvest	-	-	307,998,020 [h]	51.91
Amanvest	8,297,194	1.40	299,529,946 [i]	50.48
Umatrac	296,797,060	50.02	2,732,886 [j]	0.46
LTAT	17,360,993	2.93	299,983,946 [k]	50.55
Timuriang	-	-	299,529,946 [l]	50.48
ACB [*]	1,002,783	0.17	298,527,163 [m]	50.31
LCB	756	@	299,529,190 [n]	50.48

Notes:

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Horizon Towers (Direct-Nil; Indirect-100%), Lancaster (Direct-60%; Indirect-Nil), LHSB (Direct-Nil; Indirect-80%), Tirta (Direct-Nil; Indirect-79%), WCSB (Direct-99.99%; Indirect-0.01%), Araniaga (Direct-Nil; Indirect-100%), Teck Bee (Direct-5.59%; Indirect-90.29%), LHPL (Direct-Nil; Indirect-58.80%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-49%; Indirect-1%), JJSB (Direct-Nil; Indirect-100%), Bayview (Direct-Nil; Indirect-100%), Trillionvest Sdn Bhd (Direct-99.99%; Indirect-Nil), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-59.61%), ACB (Direct-Nil; Indirect-36.97%), LCB (Direct-0.10%; Indirect-57.32%), Ceemax (Direct-Nil; Indirect-100%) and Konming (Direct-Nil; Indirect-100%)*

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Horizon Towers (Direct-Nil; Indirect-100%), LHSB (Direct-19.17%; Indirect-Nil), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-20%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Bayview (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-Nil; Indirect-35.56%), LCB (Direct-Nil; Indirect-34.42%) and Konming (Direct-Nil; Indirect-100%)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect–100%), Horizon Towers (Direct-Nil; Indirect–100%), LHSB (Direct-0.83%; Indirect–19.17%), Tirta (Direct-Nil; Indirect–70.64%), Araniaga (Direct-Nil; Indirect–100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-Nil; Indirect–20%), JJSB (Direct-Nil; Indirect–100%), Bayview (Direct-Nil; Indirect-100%), Sin Seng (Direct-20%; Indirect-Nil), Umatrac (Direct-Nil; Indirect–100%), AMB (Direct-0.14%; Indirect–59.54%), ACB (Direct-0.03%; Indirect-35.70%), LCB (Direct-0.15%; Indirect–35.40%), Konming (Direct-Nil; Indirect-100%) and 175,000 options granted pursuant to the LLB ESOS. However, DAC's shareholding in % terms excludes ESOS Options which have yet to be exercised*

(d) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-20%; Indirect-Nil), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-51%), Teck Bee (Direct-Nil; Indirect-90.29%), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-0.75%; Indirect-35.36%), LCB (Direct-Nil; Indirect-32.56%) and Konming (Direct-Nil; Indirect-100%)*

(e) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-20%; Indirect-Nil), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-51%), Teck Bee (Direct-Nil; Indirect-90.29%), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-Nil; Indirect-35.36%), LCB (Direct-Nil; Indirect-32.56%) and Konming (Direct-Nil; Indirect-100%)*

(f) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-40%; Indirect-20%), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-51%), Teck Bee (Direct-Nil; Indirect-90.29%), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.06%; Indirect-59.54%), ACB (Direct-0.60%; Indirect-35.36%), LCB (Direct-0.21%; Indirect-32.56%) and Konming (Direct-Nil; Indirect-100%)*

(g) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-51%; Indirect-Nil), Teck Bee (Direct-90.29%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), ACB (Direct-0.002%; Indirect-35.36%), LCB (Direct-8.66%; Indirect-23.90%) and Konming (Direct-Nil; Indirect-100%)*

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-100%; Indirect-Nil), Tirta (Direct-51.31%; Indirect-15.64%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.53%), ACB (Direct-0.05%; Indirect-35.29%), LCB (Direct-Nil; Indirect-23.90%) and Konming (Direct-Nil; Indirect-100%)*

(i) *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.15%; Indirect-58%), ACB (Direct-1.03%; Indirect-29.80%), LCB (Direct-23.90%; Indirect-Nil) and Konming (Direct-Nil; Indirect-100%)*

(j) *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct-57.99%; Indirect-0.01%), ACB (Direct-Nil; Indirect-29.36%), LCB (Direct-19.01%; Indirect-Nil) and Konming (Direct-Nil; Indirect-100%)*

(k) *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), ACB (Direct-21%; Indirect-Nil), LCB (Direct-Nil; Indirect-20.19%), Affin-ACF (Direct-Nil; Indirect-100%) and Konming (Direct-Nil; Indirect-100%)*

(l) *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-100%; Indirect-Nil), AMB (Direct-Nil%; Indirect-58%), ACB (Direct-Nil; Indirect-29.36%), LCB (Direct-Nil; Indirect-19.79%) and Konming (Direct-Nil; Indirect-100%)*

(m) *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), LCB (Direct-Nil; Indirect-20.19%) and Konming (Direct-Nil; Indirect-100%)*

(n) *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-57.99%), ACB (Direct-19.35%; Indirect-10.01%) and Konming (Direct-Nil; Indirect-100%)*

@ *Negligible*

(*) *The shareholding held by ACB include shares which have been pledged to certain FI Lenders under the Proposed GWRS. As such, the shareholding may change if the said FI Lenders dispose of the LLB Shares pledged to them.*

(Direct; Indirect) : Interest of substantial shareholders

The persons connected with the Interested Substantial Shareholders (as defined under Section 122A of the Cos Act) and having interest in LLB Shares who do not consider themselves independent of the Proposed LLB Scheme by virtue of the following:

1. Puan Sri Chan Chau Ha is the spouse of TSWC.

2. Datin Ng Seok Kuan is the spouse of DAC.

3. Chen Shok Ching is the mother of DAC.

4. Cheng Theng Kee is the father of DAC and brother of TSWC.

5. Cheng Wei Meng is the sister of DAC.

6. Cheng Chai Hai is the sister of TSWC.

7. JJSB, Araniaga, Teck Bee, Bayview, Konming, AMB, LMSB, LDP, Tirta and Horizon Towers are companies in which TSWC and DAC have a substantial interest. Their interest in these companies as at 27 December 2002 is as follows:

Companies in which TSWC and DAC have substantial interest	TSWC		DAC	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
JJSB	-	100.00	-	100.00
Araniaga	-	100.00	-	100.00
Teck Bee	5.59	90.29	-	90.29
Bayview	-	100.00	-	100.00
Konming	-	100.00	-	100.00
AMB	0.01	59.61	0.14	59.54
LMSB	-	100.00	-	100.00

Companies in which TSWC and DAC have substantial interest	TSWC		DAC	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
LDP	49.00	1.00	-	20.00
Tirta	-	79.00	-	70.64
Horizon Towers	-	100.00	-	100.00

8. Sin Seng is a company in which DAC has 20% direct interest.

9. Trillionvest, Ceemax and LHPL are companies in which TSWC has a substantial interest. TSWC's interest in these companies as at 27 December 2002 are as follows:

Companies in which TSWC has a substantial interest	Direct (%)	Indirect (%)
Trillionvest	99.99	-
Ceemax	-	100.00
LHPL	-	58.80

10. Affin-ACF is a company in which LTAT has 100% indirect interest.

As at 27 December 2002, the shareholdings of the persons connected with the Interested Substantial Shareholders and having interest in LLB Shares, are as follows:

Persons connected with Interested Substantial Shareholders	Direct		Indirect	
	No. of LLB Shares	%	No. of LLB Shares	%
Puan Sri Chan Chau Ha	57,358	0.01	1,512 [(a)]	@
Chen Shok Ching	731,757	0.12	-	-
Cheng Theng Kee	683,400	0.12	-	-
Datin Ng Seok Kuan	30,696	0.01	-	-
Cheng Wei Meng	1,000	@	-	-
JJSB	79,700	0.01	-	-
Cheng Chai Hai	40,857	0.01	-	-
Araniaga	271	@	-	-
Teck Bee	420	@	-	-
Bayview	300	@	-	-
Sin Seng	107,184	0.02	-	-
Konming	1,588,000	0.27	-	-
AMB	141,347	0.02	-	-
Trillionvest	1,500,000	0.25	-	-
LMSB	7,611,000	1.28	300 [(b)]	@
LDP	567,700	0.10	7,919,498 [(c)]	1.33
Ceemax	4,000	@	-	-
LHPL	1,512	@	-	-
Horizon Towers	308,198	0.05	-	-
Tirta	170,880	0.03	-	-
Affin-ACF	454,000	0.08	-	-

Notes:

(a) Deemed interested by virtue of Section 6A of the Cos Act held via LHPL (Direct-58.8%; Indirect-Nil)

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via Bayview (Direct-100%; Indirect-Nil)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via Bayview (Direct-Nil; Indirect-100%), LMSB (Direct-100%; Indirect-Nil) and Horizon Towers (Direct-100%; Indirect-Nil)*

@ *Negligible*

(Direct; Indirect) : *Interest of substantial shareholders*

The Interested Substantial Shareholders and persons connected with them (as defined under section 122A of the Cos Act) and having interest in LLB Shares, have agreed to abstain from voting in respect of their direct and indirect shareholdings in regard to the Proposed LLB Scheme at the forthcoming EGM.

Save as disclosed above, none of the other Directors and Substantial Shareholders of LLB and persons connected with them (as defined under section 122A of the Cos Act), have any direct and/or indirect interest in the Proposed LLB Scheme.

6 EVALUATION OF THE PROPOSED RESTRUCTURING OF LLB

BDO was not involved in any negotiation on the terms and conditions of the Proposed Restructuring of LLB. Thus, in evaluating the Proposed Restructuring of LLB, we have relied on the information contained in the Information Memorandum issued in June 2000, Explanatory Statement to scheme creditors dated 19 August 2002 and the Circular dated 9 January 2003 and other relevant information furnished to us by LLB, which include the agreements mentioned in Section 1.0 of this IAC as well as other publicly available information.

We have not independently verified all information. However, we have obtained written confirmation from the Board of Directors of LLB that they accept full responsibility for the accuracy of the information given to us and there are no other facts, the omission of which would make any information given to us misleading. We have also obtained written confirmation from the Board of Directors of LLB that all facts and information material to our evaluation of the Proposed Restructuring of LLB have been disclosed to us.

In carrying out our evaluation, we have considered the following:

- whether the rationale for the Proposed Restructuring of LLB is in the best interest of LLB;
- whether the consideration for the Proposed Divestment of Avenel, the Proposed Divestment of Lion Plaza, the Proposed Acquisition of Posim, and the Proposed Acquisition of CPB are fair and reasonable;
- whether the settlements of Inter-PLC Debts via the issuance of LLB "B" Bonds and LLB Shares and the receipt of ACB "B" Bonds, ACB "C" Bonds, ACB Shares, AMB Shares, RCCPS, AMB "B" Bonds and AMB "C" Bonds, are in the best interest of LLB; and
- the financial effects of the Proposed Restructuring of LLB to the LLB Group.

6.1 Rationale for the Proposed Restructuring of LLB

The Proposed Restructuring of LLB encompasses the Proposed Acquisition of Posim, the Proposed Acquisition of CPB, the Proposed Divestment of Avenel, the Proposed Divestment of Lion Plaza, and the settlement of Inter-PLC Debts via the upfront cash payment and the issuance of LLB Shares and LLB Bonds and the receipt of ACB "B"Bonds, ACB "C" Bonds, ACB Shares, AMB shares, RCCPS, AMB "B" Bonds and AMB "C" Bonds.

The LLB Group is a diversified conglomerate currently operating mainly in businesses involved in the manufacturing of steel bars and wire rods, HBI, property development, and property investment. In view of the diversity of the LLB Group's business, and the recent changes in business environment and economic conditions, coupled with a relatively high gearing of 3.10 times as at 30 June 2002, the LLB Group is unable to provide the necessary capital to support its businesses. In addition, the companies within the LLB Group have receivables from other companies in the Lion Group, which recoveries are in doubt. These tightened the cash flow position of the LLB Group. Therefore, an overall debt restructuring solution in the form of the Proposed GWRS was recognized as necessary, to facilitate an orderly recognition of all creditors in the LLB Group, taking into consideration the resources available for repayment to the creditors.

The various proposals under the Proposed GWRS, including the Proposed Restructuring of LLB are inter-conditional.

In the above regard, the Proposed Restructuring of LLB will seek to rationalise the Company's many businesses with the various entities in the LLB Group; to focus future activities on one or two core businesses; to recover its inter-company receivables; and to tap on the future cash flows/dividends from the KOC.

6.2 Evaluation of the Proposed Acquisition of Posim

LLB and AMSB, in the proportion of 28% and 72%, propose to acquire an 83.70% equity interest in Posim, for a total purchase consideration of RM499.42 million. The Proposed Acquisition of Posim will provide LLB Group with the opportunity to tap into SFI's future cash flow for the Proposed Debt Restructuring Exercise for the LLB Group as well as to expand the LLB Group's future earnings base.

Premised on the prolonged concession period, the management had arrived at the purchase consideration for the 83.70% equity interest in Posim for RM499.42 million or approximately RM2.94 per share was arrived at, on a willing-buyer-willing seller basis, after taking into consideration the discounted cash flow valuation of the future net cash flows of SFI for a period of 11 years ending 30 June 2011 (inclusive of an assumed terminal value of RM112.0 million), of RM511.01 million, both discounted at 14.30% and after the netting off of SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million and after considering the unaudited estimated value of Posim's residual assets (excluding SFI's assets) of RM97.0 million as at 30 June 2001 (after adjusting for the relevant Principal Waived by the Posim Group of RM11.0 million for the amount owing by the ACB Group to the Posim Group).

6.2.1 Valuation of SFI

The Proposed Acquisition of Posim hinges mainly on the valuation of SFI, the key asset of Posim.

SFI is a company involved in the manufacturing of printing and writing paper and integrated wood based activities such as the extraction and sale of commercial timber as well as being involved in the downstream processing of sawn timber, including plywood manufacturing. SFI enjoys timber extraction rights for a period up to 31 December 2094.

Our evaluation of the fair value of SFI was essentially based on assessing the fairness and reasonableness of the discount factor of 14.30% that was used as a basis of valuation.

In this regard, in our evaluation of the fair value of SFI, we have used the Weighted Average Cost of Capital ("WACC") of companies within the same industry for comparison purposes. The evaluation is illustrated below:

$$WACC = (E/V) \times K_e + (D/V) \times K_d (1\text{-}t)$$

Where,

E	Equity Value of firm
V	Total Value of Equity and Debt of firm
D	Debt Value of Firm
K_e	Cost of Equity
$K_d (1\text{-}t)$	Cost of Debt after considering taxation of 28%
Rm	Market Rate of Return
Rf	Risk Free Rate

Timber listed Company	* Beta	^ Rm	# Rf	@ K_e	K_d (1-t)	Total Debt	Total Equity	WACC
Harvest Court Industries Berhad	1.89	12.60%	3.60%	20.61%	5.54%	39,764,885	14,565,718	9.98%
Jaya Tiasa Holdings Berhad	0.66	12.60%	3.60%	9.54%	6.78%	106,982,000	933,786,598	9.26%
Lingui Developments Berhad	1.14	12.60%	3.60%	13.86%	1.83%	624,085,000	269,623,950	5.46%
WTK Holdings Berhad	0.51	12.60%	3.60%	8.91%	4.88%	134,473,000	813,714,362	7.72%
Subur Tiasa Berhad	1.73	12.60%	3.60%	19.17%	3.99%	116,000,000	297,880,000	14.91%
K.P. Keningau Berhad	2.11	12.60%	3.60%	22.59%	4.23%	33,420,424	30,549,4202	13.00%

Notes:

* *Based on information obtained from Bloomberg on 31 December 2002*

@ *Based on issued and paid-up capital of the respective companies against their 6-month weighted average share price (Source: Bloomberg on 31 December 2002)*

^ *Based on average market rate of return as at 31 December 2002*

\# *Based on the average 3 year – 5 year Malaysian Government Securities yield-to-month as at 31 December 2002 obtained from BNM website (www.bnm.gov.my)*

From our evaluation, we noted that the WACC of the selected timber companies ranged between 5.46% and 14.91%. Accordingly, it would appear that the discount factor of 14.30% that was used as a basis of valuation, is within the range of the prevailing WACC of similar companies that are listed on the KLSE.

6.2.2 Quantitative Considerations

In evaluating the purchase consideration for the Proposed Acquisition of Posim, we have assessed that the valuation of Posim's principal asset, SFI based on a discount rate of 14.30%, is fair and reasonable.

Notwithstanding the above, we have also considered the value of Posim based on its NTA and the Market Price Comparison. The Price Earnings ('PE") Multiple method was considered as not suitable, primarily due to the losses incurred in the FYE 30 June 2002, which will not facilitate a comparison of its earnings as a benchmark for the valuation of the proposed purchase consideration. Posim for the FYE 30 June 2002 made a LAT (after MI) of approximately RM381,000 in spite of SFI recording a PAT of RM12,583,000 for the same financial period.

NTA Method

Based on the audited accounts of Posim as at 30 June 2002, we noted that the consolidated NTA of Posim amounted to approximately RM1.324 billion.

It is noted that the proposed purchase consideration of RM499.42 million for the 83.70% equity interest in Posim represents a discount of 54.93% from the NTA of the company as at 30 June 2002.

Market Price Comparison Method

As at 4 July 2000, being the date prior to the announcement of the Proposed Restructuring of LLB, Posim's share price was RM3.02. This represents a premium of 2.65% over the valuation price of RM2.94 per share. *(Source: Bloomberg)*

The monthly high and low prices of Posim Shares traded on the KLSE from July 2002 to December 2002 are set out below:

	High RM	Low RM
July 2002	1.83	1.58
August 2002	1.91	1.67
September 2002	1.80	1.55
October 2002	1.61	1.43
November 2002	1.67	1.42
December 2002	1.61	1.49

(Source: Bloomberg)

The six months weighted average price of Posim Shares ended 31 December 2002 is RM1.72 per Posim Share, representing a discount of 41.49% over the valuation price of RM2.94. *(Source: Bloomberg)*

Notwithstanding the above analysis, it should be noted that the Market Price Comparison Method, is generally dependent on market sentiments. In this connection, we note that the KLSE Composite Index ("KLCI"), the key indicator of the KLSE, at its level of 646.32 points as at 31 December 2002 has declined by 21.05% from 818.69 points on 5 July 2000, being the date on which the Proposed Restructuring of LLB was first announced. On 30 June 2001, being the material time when the purchase consideration was determined, the KLCI was at 592.99 points. *(Source: Bloomberg)*. In view of the vagaries and generally weakened sentiments prevailing in the KLSE over the last 2 to 3 years, the Market Price Comparison Method may not accurately reflect the fair value of Posim.

6.2.3 Qualitative Considerations

Posim is principally involved in investment holding, trading and distribution of building materials and consumer goods. It was noted that the revenue source of Posim was mainly generated from the timber extraction and pulp and paper activities of SFI, Posim's 97.78% owned subsidiary. SFI is principally involved in integrated wood based activities and pulp and paper mill operations. For the financial year ended 30 June 2002, the timber activities accounted for approximately 71.75% of total revenue of Posim. As SFI is the principal asset of the company, our qualitative review of Posim will be focused on SFI.

SFI's principal business is the manufacturing of printing and writing paper and integrated wood based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood.

Presently, SFI holds 2 timber licenses, which give the company the right to fell, convert and extract timber from 289,000 hectares of forestland in the Sipitang, Beaufort and Tenom Districts of Sabah. The timber concession held by SFI is the second largest concession in the State of Sabah.

SFI's concession area consists of 159,000 hectares of Natural Forest Management and 130,000 hectares of Industrial Tree Plantations ("ITP"). The total volume of extractable timber in the natural forest area within the timber concession is estimated to be 22 million cubic metres. In addition to the natural forest, SFI has also implemented a replantation programme to ensure that its forest resources are managed systematically to provide continuous supply of wood at an economical cost.

As at 27 December 2002, SFI has 2,218 employees and its total output and capacity of the pulp and paper mill, sawmill and plymill of SFI may be summarized as follows:-

	Number of Production lines	Number of Shifts	Total Capacity	Total Output
Pulp and paper mill	2	3	150,000 metric tonne per annum	Average 125,000 metric tonne per annum
Sawmill	10	1	100,000 cubic metre per annum	Average 36,000 cubic metre per annum
Plymill	6	1.5	120,000 cubic metre per annum	Average 45,000 cubic metre per annum

Currently, with an inadequate supply of logs globally, Malaysia has put more emphasis on downstream activities that will produce more value-added products such as furniture, and particleboard. Downstream activities generally provide better margins to the company and the country. This move is also expected to make Malaysian wood-based products more competitive in the world market. *(Source: Mayban Securities Research)*

In line with the Government's move to focus on downstream activities, SFI has commissioned the largest fully integrated pulp and paper mill in Malaysia. SFI is presently also the country's largest producer of printing and writing paper, contributing more than 30% of the total consumption of printing and writing paper in Malaysia *(Source: Management of SFI)*. The sale of pulp and paper contributes approximately 72% of the total revenue of SFI. In terms of consumption, Malaysia's per capita consumption of paper and paperboard is about 88 kg per person, and has been growing at 11% per annum over the last 7 years ending 2002. *(Source: Department of Statistics & Malaysian Pulp and Paper Millers Association)*. At present, only 47% of SFI's production is dedicated to the export markets.

The trading of paper in Malaysia is already free from tariffs and duties. Therefore, the implementation of AFTA will only serve to increase the opportunity to penetrate into the protected wood free paper market of other ASEAN countries as the entry determining barrier of ASEAN countries would have been lowered. Currently, SFI exports to ASEAN countries such as Singapore and Philippines and other countries like Hong Kong SAR, the PRC, United Kingdom, Egypt and South Africa.

Although SFI's business is exposed to various risks such as fluctuating selling prices, stiff competition both locally and overseas, changing consumer preferences, environmental issues and wood supply, the management of SFI has been able to maintain the competitiveness of SFI by diversifying into new markets such as Europe, Japan and United Kingdom and continuously upgrading its expertise and range of products. However, owing to the uncertainties that are prevalent within the industry, there are no assurances that such risks will not hamper SFI's future growth.

In terms of earnings, it was noted that profitability of SFI had improved progressively following the lifting of the ban on log exports from the state, which had been in force since 1992. In 2000, turnover improved as a result of coming on stream of the plywood mill, improvement in the demand for wood products and the lifting of the ban on log export. However, in 2002, turnover declined following a drop in timber prices resulting from the dumping of timber from Indonesia and to a lesser extent, other European counterparts.

The financial track record of SFI is summarised below:

	◄ Audited ►					Unaudited
	18 month period ended 30 June 1998 (RM' million)	**Year ended 30 June 1999 (RM' million)**	**Year Ended 30 June 2000 (RM' million)**	**Year ended 30 June 2001 (RM' million)**	**Year ended 30 June 2002 (RM' million)**	**Quarter ended 30 September 2002 (RM' million)**
Turnover	464	360	462	418	336	98
Net Operating Expenses	(433)	(317)	(385)	(367)	(323)	(85)
Profit After Tax	31	43	77	51	13	13

Although the domestic demand and market prices for timber in Malaysia suffered a decline in the tail end of 2001 and through to the first half of 2002, the earnings outlook for the Malaysian timber industry remains optimistic. It is also envisaged that the timber industry will continue to be one of the better performers in terms of export income compared to others as external demands are forecast to pick up, particularly in the second half of 2003. Even though some of Malaysia's timber-based products like sawn timber are on the decline, overall it is expected that the demand for other panel products will remain intact in years to come. *(Source: Economic Report 2002/2003)*

Despite the uncertainties shrouding the international front the slight improvements in world growth owing to the concerted actions taken by the major economies in enhancing liquidity, as well as continued monetary and fiscal policies have also improved the outlook for the Malaysian economy with Real GDP with projected growth at 4.1%-5%. This positive outlook will be beneficial for the timber and processed wood products industry especially since the Government's expansionary fiscal policies and monetary policy. Whilst the production of wood-based industry fell by 10.8% in the first 6 months of 2002, particularly due to the lower exports of plywood to Japan, and the sector is still experiencing contraction on a year on year basis, some early signs of bottoming out have emerged lately with the overall output of wood products recording a moderate decline of 6.2% in the second quarter of 2001 as compared to 15.4% in the previous quarter. *(Source: Economic Report 2002/2003)*

With downstream activities that includes the production of sawmill, veneer and plywood, SFI is poised to reap the benefits and further confirm its position as one of Malaysia's largest operator in the logging industry. Accordingly, the Proposed Acquisition of Posim would entail the following investment opportunities:

i) To enable LLB and AMSB to directly and fully benefit from the potential constant stream of operating cash flow generated from SFI's timber concession; and

ii) To provide an avenue for LLB and AMSB to recover its debts from the ACB Group.

6.2.4 Conclusion

We note that although the discounted cash flow method was used to value SFI, the principal asset in Posim, the analysis by this methodology may not be conclusive. This would have, in part, been demonstrated by the losses incurred by Posim Group for the financial year ended 30 June 2002 of approximately RM381,000, in spite of SFI's PAT for the same period of RM12,583,000. Nevertheless, it would appear that after taking into consideration the earlier stated quantitative and qualitative factors, the Proposed Acquisition of Posim is fair and reasonable, premised on the following:

a) The purchase consideration of RM499.42 million for the 83.70% stake in Posim represents a discount of 54.93% from the audited consolidated NTA of Posim as at 30 June 2002, which for an 83.70% stake, amounted to RM1.11 billion;

b) The market price comparison method may not be an effective benchmark in valuing SFI in view of the depressed sentiments that have been plaguing the KLSE over the last 2 to 3 years; and

c) The Proposed Acquisition of Posim would provide opportunities in timber related activities that the management of LLB is of the opinion, will be commercially attractive.

6.3 Evaluation of the Proposed Acquisition of CPB

LLB and AMSB, in the proportion of 28% and 72% respectively, propose to jointly acquire a 59.47% equity interest in CPB from the ACB Group (held via AKR, Ambang Jaya, ACB, Parkson and Umatrac) for a purchase consideration of RM201.50 million.

6.3.1 Quantitative Considerations

The purchase consideration of the Proposed Acquisition of CPB is proposed at RM201.50 million or RM0.97 CPB Share. This consideration was arrived at based on a willing buyer-willing seller basis.

In arriving at the reasonableness of the purchase consideration of CPB, we have based our evaluation on the NTA method and the Market Price Comparison method. The PE Multiple method has not been considered principally due to the losses incurred by CPB over the last 2 years, which will not facilitate a comparison of its earnings.

NTA Method

The purchase consideration of RM201.50 million for the 59.47% equity interest in CPB represents a 28.1% discount from the audited consolidated NTA of CPB as at 30 June 2002 amounting to RM280.2 million. However, we note that a further revaluation on the assets and liabities of CPB may be carried out upon the implemetation of the Proposed Acquisition of CPB.

Market Price Comparison Method

As at 4 July 2000, being the date prior to the announcement of the Proposed LLB Scheme, CPB Shares were trading at RM1.23 per share, this represents a premium of 26.80% over the proposed acquisition price of RM0.97 per share. *(Source: Bloomberg)*

However, the 6 month weighted-average share price ended 31 December 2002, being the latest practicable date prior to printing the IAC, of RM0.41, represents a discount of 54.63% over the proposed purchase consideration of RM0.97 per CPB Share. *(Source: Bloomberg)*.

The monthly high and low prices of CPB shares traded on the KLSE from July 2002 to December 2002 are set out below:

	High	**Low**
	RM	**RM**
July 2002	0.450	0.380
August 2002	0.425	0.260
September 2002	0.375	0.305
October 2002	0.415	0.325
November 2002	0.445	0.400
December 2002	0.95	0.425

(Source: Bloomberg)

However, owing to the dampended state of the KLSE over the last 2 to 3 years, the market price comparison method may not be an effective benchmark in valuing CPB.

6.3.2 Qualitative Considerations

The Proposed Acquisition of CPB would result in the LLB Group being involved in property investment and in the brewery business in the PRC.

Beer Brewing Business

The brewery division of CPB comprising nine joint-venture companies involved in beer production has remained profitable, as CPB through its China Breweries ventures is able to command a sizeable share of the PRC beer market. The investments are held through 2 of CPB's wholly owned Malaysian subsidiary companies DEbier Sdn Bhd and Consitrade (M) Sdn Bhd. We understand that the China Breweries are involved in the brewing of several household brands catering to the low to medium end of the domestic market such as Double Deer, Baisha, Mingzhou, Santai, Lulansha and Wissen. The China Breweries are located in five provinces namely, Hubei, Hunan, Shandong, Jiangsu and Zhejiang.

The Proposed Acquisition of CPB was to facilitate the recovery of a portion of the amount owing by the ACB Group to the LLB Group under the Proposed GWRS. However, in evaluating the Proposed Acquisition of CPB, we are also cognisant that investing in the PRC has more risks, premised on the possibility of changes in government policies. However, management has informed and assured us that they would be able to procure the necessary transfers for the intellectual properties, such as trademarks, as well as the POR and LUR. In the event that the ACB Group is unable to resolve the POR and LUR issues within 24 months from the date of completion of the Proposed Restructuring of LLB, the ACB Group will indemnify LLB and AMSB for the loss suffered. Notwithstanding, we understand that all trademark issues as well as issues in relation to the POR and LUR have since been resolved.

We also understand from management that CPB's subsidiary companies have been operating in the PRC since 1990, and thus far, the joint-venture companies have had no problems with the authorities in the PRC. In addition, these joint-venture companies have contributed significantly in terms of foreign investments into PRC.

Property Investment

The key companies in CPB's property investment are Lion Subang Parade Sdn Bhd, Lion Mahkota Parade Sdn Bhd and Megavest Sdn Bhd. Lion Subang Parade Sdn Bhd is the owner and operator of the shopping parade located in Subang Jaya known as Subang Parade, which has a total lettable area of approximately 483,000 square feet. Lion Mahkota Parade Sdn Bhd is the owner and operator of the Mahkota Parade shopping center located in Malacca. On 24 October 2002, OSK announced on behalf of CPB that Lion Subang Parade Sdn Bhd had on 21 October 2002 accepted a letter of offer dated the same from HPSB whilst Lion Mahkota Parade Sdn Bhd had on 21 October 2002 signed a call option agreement with HPSB for the following proposals:

a) The proposed disposal of the shopping mall known as Subang Parade and freehold land which is held under H.S. (D) 2227, Lot 014193, PT 9120, Mukim Damansara, District of Petaling, Selangor by Lion Subang Parade Sdn Bhd for a cash consideration of RM223.41 million; and

b) The proposed call option granted to HPSB on a shopping mall known as Mahkota Parade and leasehold land which is held under H.S (D) 49714, PT 501, Town Area XL11, District of Melaka Tengah, Melaka for a cash consideration of RM146.59 million.

Premised on the proposed disposals of the above-mentioned properties, the remaining property investment of CPB is in Megavest Sdn Bhd, which manages a development property known as Cheng Industrial Estate and the Menara Jubilee Building in Kota Kinabalu. Cheng Industrial Estate is a 500 acre industrial park development located at 4 kilometers north west of the City Centre of Melaka. Megavest Sdn Bhd owns a portion of the industrial park, located in Phase 4B of the development, comprising 30 individual lots with areas ranging between 25,000 square feet to 33,000 square feet per lot, plus 2 larger individual plots of 2.9 acres each. Todate, the 32 plots of land remain unsold.

Menara Jubilee is a 12 storey office complex with 5 elevated level carpark located at Jalan Gaya in Kota Kinabalu, Sabah. Megavest Sdn Bhd owns the ground floor, 1st and 2nd floors that comprise office premises with a total net lettable are of 18,272 square feet. Of the total net lettable area, 13,416 square feet have been leased to Stamford College (Sabah) Sdn Bhd at a monthly rental rate of RM2.10 per square feet. The remaining area of 4,856 square feet is currently vacant.

Rental of retail units in shopping complexes are still generally subdued due to the large overhang in retail space. With the Government's efforts to reduce the property stock on hand by not approving new construction of office and commercial space, the number of unsold industrial units has reduced by 8.7% while vacant space in shopping complexes has reduced by 1.1% in 2002 when compared to the statistics of 2001 *(Source: Economic Report 2002/2003)*. Notwithstanding these improvements, CPB when has taken proactive measures to ensure its competitiveness, in the areas of pricing and payment terms, as well as arranging for flexible end-financing terms to allow easy ownership to its anchor tenants.

Moreover, the GDP that is projected to increase by 6.0% to 6.5% in 2003, is also expected to escalate the growth in the retail industry. It is anticipated that the retail industry will grow by 8.0%, translating into retail sales of RM50.76 billion. *(Source: News Straits Times dated 23 September 2002)*

6.3.3 Conclusion

Based on the above evaluation, it would appear that the purchase consideration of RM201.50 million for the 59.47% equity interest in CPB appears fair and reasonable, premised on the following:

a) The acquisition is at a 28.1% discount on the 59.47% of CPB's NTA as at 30 June 2002;

b) The market price comparison method may not be an effective benchmark in valuing CPB in view of the weak sentiments that have been plaguing the KLSE over the last 2 to 3 years; and

c) The prospects of the brewery division of CPB appear positive, with its strong foothold in the low and medium sectors of the domestic market in the PRC.

6.4 Evaluation of the Proposed Divestment of Avenel

At present, 25% equity interest in Avenel is held by LLB, 20% held by AMB and 55% by ACB. Concurrent with the Proposed Restructuring of LLB, ACB is also undergoing a restructuring exercise, which would involve ACB acquiring the remaining 20% and 25% equity interest of Avenel from AMB and LLB respectively.

Pursuant to the shareholders' undertaking, LLB is liable to subscribe for additional Avenel Shares for the purpose of contributing towards Avenel's debts of RM987.60 million, as estimated up to 31 December 2001. The proportionate 25% share of LLB amounts to RM246.90 million.

Accordingly, the Proposed Divestment of Avenel, which forms an integral part of the Proposed GWRS, would crystallize the contingent liabilities of LLB under the Shareholders' Undertaking at RM122.05 million, and enable the LLB Group to focus on its KOC, namely SFI.

	RM (million)
Avenel's adjusted cost of investment in Posim*	499.42
Less: Avenel's debts for which undertakings have been given by AMB, LLB and ACB	(987.60)
Avenel's estimated unaudited net liabilities as at to 31 December 2001	(488.18)
LLB's 25% share of the RNAV	**(122.05)**

Note:

* *Represents 83.70% of Posim's fair value which is based on SFI's future net cash flows for a period of 11 years ending 30 June 2011, (plus an assumed terminal value of RM112.0 million) totalling RM511.01 million, both discounted at 14.30%, and after the netting off of SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million and after considering the unaudited estimated value of Posim's residual assets of RM97.0 million (excluding SFI's assets) as at 30 June 2001 (after taking into consideration the Principal Waived of RM11.0 million for an amount owing he ACB Group to the Posim Group).*

Additionally, it is also noted that the compensation of RM122.05 million would be satisfied by the netting-off of existing Inter-PLC Debts owing by the ACB Group to the LLB Group.

6.4.1 Quantitative Considerations

LLB proposes to dispose of its 25% equity interest in Avenel comprising 25,000,000 Avenel Shares to ACB, by paying ACB RM122.05 million. The proposed payment of RM122.05 million by LLB to ACB was based on the adjusted net liabilities of Avenel as at 31 December 2001 of RM488.18 million representing the discounted future cash flows of SFI, Posim's principal asset, for a period of 11 years ending 30 June 2011 (including an assumed terminal value of RM112.0 million) of RM511.01 million, both discounted at 14.30% and after the netting off of SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million and after considering the unaudited estimated value of Posim's residual assets excluding SFI's assets of RM97.0 million as at 30 June 2001 (after taking into consideration the RM11.0 million, being the Principal Waived by Posim for the amount owing by the ACB Group to the Posim Group) less Avenel's debts up to the proportion of the agreed Shareholders' Undertaking and Indemnities. As at 31 December 2002, LLB has not provided any additional funds pursuant to the Shareholders' Undertakings and Indemnities.

Avenel currently holds 146 million deferred shares of RM1.00 each in SFI, which will be redeemed in the event of a liquidation of SFI. In such an event, the proceeds from the redemption are to be distributed pro-rata amongst the existing shareholders of Avenel, namely LLB, AMB and ACB. LLB's 25% proportionate entitlement will amount to RM36.50 million. We note that this contingent asset of LLB was not taken into consideration in calculating the disposal consideration of Avenel.

Nevertheless, we have been informed by the management of LLB that unless SFI is liquidated, the potential distribution to LLB will still remain as an entitlement of LLB in spite of the Proposed Divestment of Avenel. In this regard, ACB has provided a letter of undertaking dated 19 October 2000 to LLB for its entitlement of RM36.50 million in the event that the deferred shares are redeemed.

6.4.2 Qualitative Considerations

The Proposed Divestment of Avenel forms an integral part of an overall proposal to recognize the obligations of LLB and AMB under the Shareholders' Undertakings and Indemnities. As such, the disposal of Avenel is to crystallize the joint and several debt obligations of LLB to Avenel up to the proportion of its shareholdings in Avenel. Moreover, the Proposed Divestment of Avenel, should also enable the LLB Group to rationalise its businesses for better allocation of resources. Upon the Proposed Divestment of Avenel, LLB would be discharged from its obligations under the shareholders' undertaking.

Notwithstanding the above, the RM122.05 million payable to ACB as compensation will be set-off against inter-company advances between the ACB Group and the LLB Group to an amount of RM147.41 million after taking into consideration the Cash Yield Adjustment. In this regard, the transaction will assist LLB to reduce its Inter-PLC Debts.

6.4.3 Conclusion

On the basis that the valuation for the 83.70% of Posim is fair and reasonable, the proposed payment for the disposal of Avenel of RM122.05 million appears fair and reasonable. This is premised on:

i) LLB's contingent liability under the Shareholders' Undertakings and Indemnities being fully and irrevocably settled, released and discharged pursuant to the Proposed GWRS; and

ii) ACB undertaking to LLB for its entitlement of RM36.50 million in the event that its proportionate interest in the 146 million deferred shares of RM1.00 each in SFI is redeemed.

6.5 Evaluation of the Proposed Divestment of Lion Plaza

LLB proposes to dispose of its entire equity interest representing 3,418,860 Lion Plaza Shares to ACB for a sale consideration of RM35.66 million. The Proposed Divestment of Lion Plaza is an integral part of the Proposed GWRS as it seeks to rationalise the core business activities of the LLB Group.

6.5.1 *Quantitative Considerations*

The consideration for the Proposed Divestment of Lion Plaza to Akurjaya for RM35.66 million was arrived at based on the proforma audited NTA of the Lion Plaza as at 30 June 2001 amounting to RM2.56 million, after taking into account, inter-alia, the open market value of the properties held by Lion Plaza as at 31 July 2001, as assessed by Messrs C H Williams Talhar & Wong Sdn Bhd ("C H Williams") of RM35.90 million using the comparison method and the residual method, and adjustments for certain liabilities totaling RM8.6 million which involves the following:

a) The revaluation of the land from RM41.50 million to RM35.90 million; and

b) Assumption of debts by LLB amounting to RM8.6 million, of the amounts owing to Malaysia British Assurance Berhad (now known as Allianz General Insurance Malaysia Berhad) and Likom Computer System Sdn Bhd.

The principal asset of Lion Plaza is a piece of property held under Grant 652, Lot 59, Section 57, Bandar Kuala Lumpur, Dearah Wilayah Persekutuan. This piece of land is located in the commercial district of Kuala Lumpur, along Jalan Raja Chulan and is adjoining to the east of the property now known as Menara Affin. The total land area of this property is approximately 6,540.52 square metres, of which 1,145 square metres are surrendered area. We further understand that this piece of property is presently being used as a car park. However, there is a proposal to develop one block of office/retail building of 33 levels comprising 5 basement levels, 13 levels of retail, 2 levels of entertainment space and 18 levels of office on this piece of property. Thus far, there is no actual development on that piece of property save for the retaining walls that have been erected and the covering of the land with tarmac. We understand from management a renewal on the development order that was granted by City Hall Kuala Lumpur on 5 March 1997 has not been sought.

Based on the valuation provided by C H Williams, we noted that the property is valued based on the comparison method and residual method. C H Williams had after taking into consideration the comparison method and residual method of valuation assessed the market value of the property free from encumbrances to be at RM35.90 million.

Based on the above valuation, the sale consideration of RM35.66 million for the entire equity interest of Lion Plaza appears fair and reasonable. The sale consideration of RM35.66 million will be satisfied by an upfront cash payment of RM0.76 million and an issuance of RM34.90 million in net present value of ACB "B" Bond (RM53.52 million in nominal value) together with RM1.48 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up to LLB. The RM0.76 million upfront cash payment payable to the LLB on the Issue Date would subsequently be utilised by LLB to repay the LLB Scheme Creditors. The RM34.90 million in net present value (RM53.52 million in nominal amount) ACB "B" Bonds issued to LLB would be held until their maturity and their yearly redemption proceeds would subsequently be utilised by LLB to repay the LLB Scheme Creditors. The summary of the principal terms and conditions of the ACB Bonds are set out in Appendix XI(d) of the Circular.

6.5.2 Qualitative Considerations

As the property sector is closely correlated to the general economic, business and credit conditions, the improvements in the state of the economy should see the activity in the construction sector becoming more buoyant with an expected growth of 4.5% in 2003, as well as a higher domestic demand in selected segments and a higher investment by the private sector. The main stimulus is largely due to the expansion in fiscal spending and the exemption on stamp duty for the sales and purchase agreement and transfer and loan agreements for properties completed before the end of 2001. Although the construction sector in general, appears to have improved, the non–residential property sector still remains subdued despite a slight improvement in the take-up rates. This is due to the oversupply of office and commercial space consequent to the overbuilding and, the weak demand for non-residential properties in the recent years. *(Source: Economic Report 2002/2003)*

In the light of the above, it would appear that the development of the said property will have to be kept in abeyance until such time when the property sector fully recovers from its dampened state. Lion Plaza suffered a loss after taxation of approximately RM151,284 for the financial year ended 30 June 2002. Until such time that the land is developed, Lion Plaza's earnings will continue to be rental from its car park. Based on an annual revenue of RM300,000 for the financial year ended 30 June 2002, and after taking into consideration the yearly operating costs comprising assessment cost, other administration and finance costs amounting to approximately RM500,000, LLB is expected to continue to incur losses if it keeps its equity interest in Lion Plaza. Further, due to the susceptibility of the property development business to the general economic environment, there are no assurances that the property business will not be adversely affected by the precarious economic situation.

6.5.3 Conclusion

Based on the above evaluation, it would appear that the sale consideration of RM35.66 million for Lion Plaza, appears fair and reasonable.

6.6 Evaluation of the Proposed Settlement of Inter-PLC Debts

As at 31 December 2001, the LLB Group has net Inter-PLC Debts amounting to RM1.192 billion. This is before taking into consideration the Cash Yield Adjustment but after considering the waiver on the principal portion of the Inter-PLC Debts, which has been adjusted in order to be consistent with the LLB Scheme Creditors.

It has been proposed that the Inter-PLC Debts between the LLB Group and the ACB Group be settled by way of netting-off the sum payable for the Proposed Divestment of Avenel, the Proposed Acquisition of Posim, and the Proposed Acquisition of CPB after taking into consideration the Cash Yield Adjustment.

Further the LLB Group will be receiving new ordinary shares, bonds, cash and RCCPS, as the case may be, as full and final settlement of the amount outstanding to the LLB Group. Likewise, any outstanding Inter-PLC Debts due from the LLB Group will be settled via the issuance of LLB Bonds and new ordinary shares of LLB.

Notwithstanding the above, LLB is cognisant that an overall debt restructuring scheme is necessary to facilitate an orderly recognition of the position of its creditors and the resources available for repayment. In this regard, the Proposed Restructuring of LLB seeks to rationalise the inter-twined relationship of the Lion Group through the divestment of non-core assets under its Proposed Group Divestment Programme, and the acquisition of key operating assets that would provide the required cash flow for the repayment of debts.

We understand that at the time of the announcement of the proposed restructuring scheme of LLB, the negotiated YTM for the unsecured creditors including inter-company creditors was 7.75%. Subsequent to the announcement on 5 July 2000, the change in economic circumstances had resulted in a re-negotiation of the YTM. Premised on the change in YTM, creditors whose debts are to be settled via the issuance of ACB Bonds and AMB Bonds would have suffered the impact on the reduction of the YTM from 7.75% to 4.75%, whilst, creditors whose debts are to be settled via the issuance of LLB and LCB Bonds would have suffered the impact on the reduction of the YTM from 7.75% to 5.75%. As the Inter-PLC Creditors, whose debts will be settled immediately via the netting-off of debts through the proposed acquisitions and disposal would not have had to suffer the disadvantages and uncertainties of a deferred payment, it is, therefore, necessary to ensure that creditors who have agreed to the deferred payment programme are not penalised. As such, a Cash Yield Adjustment was proposed in order to ensure a pari-passu treatment to all creditors of the same class.

Notwithstanding the above, it is noted that as the Proposed Divestment of Lion Plaza does not form part of the proposed Inter-PLC Debts settlement, the bonds to be issued by ACB as consideration will be at a YTM of 7.75%.

6.6.1 Proposed Settlement of Inter-PLC Debts between the LLB Group and the ACB Group

Taking into cognisance the Cash Yield Adjustments, the Inter-PLC Debts remaining for settlement after the Proposed Acquisition of Posim, Proposed Acquisition of CPB, Proposed Divestment of Avenel and the Acquisition of Antara, may be analysed as follows:

Details	Purchase Consideration RM'million	Cash Yield Adjustment RM'million	Total Settlement RM'million
Estimated Inter-PLC Debts owing by the ACB Group to the LLB Group as at 31 December 2001			**1,303.00**
Less :Total consideration payable by the LLB Group to the ACB Group			
Proposed Acquisition of Posim	499.42	103.80	603.22
Proposed Acquisition of CPB	201.50	41.88	243.38
Proposed Divestment of Avenel	122.05	25.36	147.47
Acquisition of Antara	108.23	22.49	130.72
	931.20	**193.53**	**1,124.73**
Balance of Inter-PLC Debts			**178.27**

The LLB Group will receive as final settlement for its above remaining Inter-PLC Debts as follows:

(a) RM0.44 million upfront cash payment;

(b) RM19.92 million in ACB "B" Bonds to be redeemed over a period of nine (9) years beginning 2002 up to 2010;

(c) RM13.01 million in ACB "C" Bonds to be redeemed over a period of 10 years up to 2011; and

(d) Issuance of RM144.90 million ACB Shares. The number of 144.90 million new ordinary shares to be issued to LLB Group at an issue price fixed at RM1.00, which represents a 108% premium over the theoretical market price of ACB Shares of RM0.48 calculated using the weighted average price of ACB Shares for the five days up to 16 July 2002, being the price-fixing date and after adjusting for the proposed capital reconstruction exercise for the ACB Shares. The price-fixing date for the ACB Shares has been determined by the Directors of ACB after SC's approval for the proposed ACB schemes announced on 19 July 2002.

The primary difference of the ACB "B" Bonds and ACB "C" Bonds is the redemption period. The ACB "B" Bonds will be redeemed over a period of 9 years beginning 2002 to 2010, whilst the redemption of ACB "C" Bonds will only commence in year 2010, when the ACB "B" Bonds are proposed to be fully redeemed by the said year. In addition, as a yield enhancement, ACB "B" Bonds and ACB "C" Bonds will be attached with an aggregate of 1.78 million equity-kicker shares which are credited as fully paid-up. The detachable new ACB Shares to be issued as a yield enhancement are detachable and if sold at their assumed value of RM1.00 on the Issue Date, the Adjusted Applicable Debts of the ACB Group to LLB Group will be reduced. Based on the proposed yearly redemption of the ACB Bonds, the LLB Group would effectively receive the all-in YTM as proposed.

6.6.2 Quantitative Considerations

In terms of redeeming the ACB "B" Bonds and the ACB "C" Bonds, the monies for redemption will be from ACB's Dedicated Cash flow as stated below:

(i) net surplus proceeds from the disposal of any assets in the Proposed Divestment Programme for the ACB Group over which there is presently a security, if applicable;

(ii) net proceeds from the disposal of any assets in the Proposed Divestment Programme for the ACB Group over which there is presently no security;

(iii) any Back-End Amount and Loyalty Payment received by ACB as holder of the LCB Bonds;

(iv) net proceeds of the redemption of LCB Bonds received by ACB;

(v) net proceeds from the disposal of LCB Shares of RM197.02 million received by ACB as debt to equity conversion shares purduant to the Proposed ACB Scheme;

(vi) net proceeds form the disposal of equity-kicker shares attached to the LCB Bonds of RM67.98 million; and

(vii) subject to the proportions allocated to holders of the ACB Bonds and the ACB-SPV Consolidated and Rescheduled Debts, net proceeds from the disposal of any residual assets (other than assets in the Proposed Divestment Programme for the ACB Group) of the ACB Group.

Premised on the above, the ACB Dedicated Cash flow would therefore be dependent on the performance of the respective companies, the selling price of the consideration shares in the future and the progress of the Proposed Divestment Programme of the ACB Group.

The ACB "B" Bonds and ACB "C" Bonds will not be listed, but will be redeemed on their respective redemption dates. Premised on the uncertainty of the ACB Dedicated Cash flow, in the event that the ACB Bonds are not redeemed within 14 days it will be deemed as a monetary default. For any breach of non-payment of periods between 3 and 6 months, ACB proposes to undertake a fund raising exercise to redeem the respective bonds. In addition, a late interest payment of 1.0% per annum shall also be charged on the amounts that are due and payable.

The ACB "B" Bonds and ACB "C" Bonds also carry a contingent back-end and Loyalty Payment feature, which is derived from the excess over the aggregate net divestment proceeds forecast/projected by the ACB Group's Proposed Divestment Programme. The ACB "B" Bonds and ACB "C" Bonds are entitled to a contingent back-end and Loyalty Payment of up to 0.75%.

In addition to receiving ACB "B" Bonds and ACB "C" Bond, the LLB Group will also be receiving RM144.90 million new ACB Shares. The issue price of the ACB Shares has been fixed at RM1.00 per ACB Share, which represents a 108% premium over the theoretical market price of ACB Shares of RM0.48, calculated using the weighted average price of ACB Shares for the five days up to 16 July 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction Exercise for ACB.

As at 16 January 2003, being the latest practicable price prior to the printing of this IAC, the ACB share price was RM0.07. Subsequent to the proposed capital reduction of 60% and based on the new issue price RM1.00 per ACB Share, the ACB Share price theoretically should adjust to RM0.35. Therefore the proposed settlement by way of issuance of RM144.90 million ACB Shares may not be favorable as it would represent a further debt waiver of approximately RM94.18 million should LLB chose to dispose its ACB Shares immediately. Nevertheless, the eventual proceeds that will be received by LLB will depend largely on the timing in which LLB chooses to dispose of its ACB Shares, which in turn, will depend on the performance of the ACB Shares on the KLSE.

6.6.3 Qualitative Considerations

Although the redemption of the ACB "B" Bonds and ACB "C" Bonds will be from the proceeds arising from the dedicated cash flows of ACB comprising, amongst others, the ACB Group divestment programme, the contingent back-end and Loyalty Payment feature of the ACB Bonds will ultimately depend on the performance of ACB. Accordingly, the qualitative analysis will be concentrated on the businesses of ACB.

After the proposed restructuring of the ACB Group, the Group will essentially be involved in the operations of departmental stores and hypermarkets, cultivation of rubber and oil palm and processing of palm oil and plantation management and property development.

Property Division

The property division of ACB made inroads into the business of property development through acquisitions of agricultural land at favorable locations with good development potential. ACB has throughout the years converted thousands of acres of agricultural land into value added development land for various mixed development, including for residential, commercial, leisure and industrial purposes. We understand that presently, the property division of ACB is undertaking development projects sitting across 4,900 acres of development land located all across the Peninsular Malaysia. The projects undertaken by the property division include the development of low/medium cost houses, bungalows and condominium units, retail and office commercial space, terrace factories and industrial lots, as well as leisure and resort development. Some of the key projects include Bandar Academia, located in Lenggeng, Negeri Sembilan; Bandar Baru Brookland, in Banting, Selangor; Bukit Mahkota, in Bangi, Selangor; Lion Industrial Park in Beranang, Selangor; and Tiara Melaka Golf and Country Club and Tiara Green Resort Condominium, Malacca. We understand from management that some of the projects undertaken by the property division is expected to be completed within next year, and that some of these properties have been sold.

Details of the development projects are as follows:-

Development Projects	Date of Commencement/ Completion	Duration (Years)	Cost and Expected Value	Percentage Sold (%)
Lion Industrial Park, Beranang	May 1996 / December 2006	10 years	Development cost is RM91.54 million. Expected profit is approximately RM22.27 million.	26.5%
Taman Serai Setia Project	May 2000/March 2004	4 years	Development cost is RM48.30 million. Expected profit is approximately RM10.19 million.	90.74%
Bandar Academia	June 1999/December 2005	7 years	Development cost is RM953.26 million. Expected profit is approximately RM52.85 million.	Comprise only residential detached lots which is 70% sold.
Bandar Baru Brooklands	December 1999/December 2006	7 years	Development cost is RM1.4 billion. Expected profit is RM131.0 million.	11.4%
Bukit Mahkota Development	July 1999/December 2006	7 years	Development cost is RM628 million. Expected profit is RM294 million	53.35%

The company also has a landbank of approximately 7,100 unconverted acres at various locations, such as Kedah, Perak, Kuala Lumpur and Negeri Sembilan that have been earmarked for future development. This landbank will provide a pool for future income through value added developments. Details of the landbank may be summarized as follows:

Location	Size (Acres)	Leasehold/ Freehold	Current Usage
Bagan Sena Estate, Mukim of Bangan Sena, District of Kulim, Kedah	2,872.20	Freehold	Rubber and oil palm plantation.
7 parcels of agriculture land located in Tebrau, District of Johor Bahru, Johor,	44.18	Freehold	Zoned for residential use.
Brooklands III Lot 6339, Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor	1,243.87	Freehold	Presently under mature oil palm cultivation.
Batu Sebelas Development, Chembong Estate, Mukim Rembau, Negeri Sembilan	1,185.00	Freehold	Presently under mature rubber and oil palm cultivation.

Location	Size (Acres)	Leasehold/ Freehold	Current Usage
Tanjung Rambutan Estate, Mukim of Ulu Kinta, District of Kinta, Perak	883.00	Freehold	Presently under mature oil palm cultivation.
Merbau Pulau Estate Lots 1, 2, 6, 537, 536, 539, 540, 564 and 565, Mukim of Padang Meha, District of Kulim, Kedah	847.73	Freehold	Approved for mix development. Development expected to commence in July 2003.
Segambut Land Geran 26262, Lot 4060, Mukim Batu, Jalan Segambut, Kuala Lumpur	6.35	Freehold	Vacant
Mutiara Parade HS(D) 10 PT 6 Bandar Georgetown Section 17, Dearah Timur Laut Penang	2.52	Leasehold expiring on 8 August 2092	Vacant
Mahkota Seaworld PT488-490 Kawasan Bandar Hilir Dearah Melaka Tengah Malaka	2.15	Leasehold expiring on 19 October 2091 and 16 July 2098	Vacant
Visionwell Land CT13782 Lot 692 Section 57, Jalan Nagasari Kuala Lumpur	2.13	Freehold	Property under development
Seremban Parade HS(D) 92634 PT5148 Lot 4973 Jalan Dato Bandar Tungal Seremban	2.00	Leasehold expiring on 3 October 2094	Shopping Complex
Total	7,091.13		

With the recovery of the Malaysian economy, which has provided the impetus to the resumption of projects of new townships and infrastructure previously placed on hold management is confident that the property division of the ACB Group is poised to ride with this pick-up in the property sector especially since continuous efforts have been made to monitor the changing demand patterns and market preferences to ensure that the ACB Group's property product can be tailored accordingly, and to maximize the yield potential from the land-banks through progressive development of raw land into well received value-added finished property units.

However, owing to the predicaments plaguing the property industry such as the shortage of labour and raw materials, the delays and the incurrence of higher costs in the ACB Group's development projects may not always be within the ACB Group's control.

Retail Division

The retail division of the company is operated under Parkson that is located in Malaysia and the PRC held via Timuriang. Parkson was established in 1987 by the Lion Group and presently operates one of the largest retail chain in the country with 25 Parkson stores and 5 hypermarkets. Parkson in the PRC on the other hand was established in 1994, with its flagship store located in Beijing. After 7 years of operations in the PRC, the Parkson operations in the PRC consisting of 31 stores, has established its presence in 18 cities spreading over 3 federal territories and 10 provinces.

The prospects of the PRC's retail market still appears to be favorable with its total retail turnover in 2001 being Rmb3,760 billion and is expected to grow above its annual GDP growth forecast of between 7% to 10% in the next few years. The implementation of the Open Economy Policy since 1978 has also brought about changes in terms of economic development in the country, which saw the spending power of the population increase. In line with this increased spending power, the retailing industry trend of the PRC has also changed, following consumers increasing demand for quality products and good customer service, thus offering foreign owned retailers with opportunities to tap into this market by offering more innovative business concept, superior products and services to the local consumer. Further, as foreign majority controlled retailers will be permitted to enter into joint-venture retailing enterprises in all provincial capitals of the PRC within 2 years of the PRC joining the World Trade Organisation, it is anticipated that the retailing business of the PRC will see a boom in opportunities for both existing and new retailers *(Source: China Market Information (http://www.cmi.cei.gov.cn))*

Plantation Division

The ACB Group owns and manages 7 plantation estates that generated a turnover of RM9.341million for the financial year ended 30 June 2002. These estates are spread all over Peninsular Malaysia and Kalimantan Barat, Indonesia. Further details of the estates located in Peninsular Malaysia are as delineated below:

Name of Estate	Location	Cultivation	Total Land Area (Hectares)
Bagan Sena Estate	Mukim Bagan Sena District of Kulim Kedah Darul Aman	Oil palm and Rubber	1,162
Tg Rambutan Estate	Mukim Ulu Kinta District Kinta Perak Darul Ridzuan	Oil palm and Cash crop	363
Lenggeng Estate	Mukim Lenggeng District Seremban Negeri Sembilan Darul Khusus	Oil palm	355
Chembong Estate	Mukim Rantua/Pedas/Chembong Negeri Sembilan Darul Khusus	Oil palm and Rubber	702
Total			**2,582**

The ACB Group's current crop mix in terms of planted areas is predominantly oil palm that makes up 92% whilst the remaining 8% comprise rubber and other cash crops. Of the total planted area in Peninsula Malaysia and Indonesia, we understand from management that 7,397 hectares are oil palm and 606 hectares are under rubber and other cash crop cultivation. Cash crops comprise produce such as sweet corn and cassava.

Based on the information provided by management as at 30 June 2002, we noted that the Group's profit per matured hectare for both palm oil and rubber for the past 5 years are as follows:

	Oil Palm RM/Hectare	Rubber RM/Hectare
1998	3,550	20
1999	4,180	530
2000	1,720	780
2001	607	799
2002	1,106	373

Management has informed that the plantation division will consolidate its activities by focusing principally on the oil palm sector, where profit margins are more attractive and future prospects are more favorable. Accordingly, the review of the qualitative aspects of the plantation division is concentrated on the oil palm industry.

It is anticipated that the prospects for the palm oil industry will continue on its upward trend as the price of crude palm oil has increased to an average of RM1,410 per tonne and RM3.42 per kilogramme (kg) in September 2002 as compared to RM999 per tonne and RM2.16 per kg a year ago *(Source: Malaysian Palm Oil Board).* Also, the latest monthly issue of the Oil World Report dated 22 September 2002, forecast that the drastic depletion in the stocks of most major oils including palm oil in 2001/2002 is anticipated to carry on into 2002/2003 as the world demand growth at 2.94 million tones will exceed supply growth of 0.9 million resulting in sharp increases in prices. In its report in May 1999, Oil World had also forecast that palm oil will become the leading oil by year 2012, thus accounting for 23% of the total world consumption of major oils.

The management had indicated that the competitive advantage of its plantation division is in its sizeable land bank in Indonesia that covers an area of 41,000 hectares, where the production cost of palm oil is approximately RM450 per tonne as compared to RM800 per tonne in Malaysia. In this respect, any expansion for its operations will likely be in Indonesia where land cost is cheaper and labour easily accessible.

Details of the plantation estates located at Indonesia are as follows:

Name of Estate	Location	Cultivation	Total Land Area (Hectares)
Darit Estate	Pontianak Kalimantan Barat, Indonesia	Oil palm	20,000
Nyayum Estate	Pontianak Kalimantan Barat, Indonesia	Oil palm	4,500
Ngabang Estate	Pontianak Kalimantan Barat, Indonesia	Oil palm	16,500
Total			**41,000**

6.6.4 Conclusion

Based on the above, the minority shareholders of LLB should be cognisant that the redemption of the ACB "B" Bonds and ACB "C" Bonds will depend on ACB's dedicated cash flow, which in turn depends on the disposal of its non-core peripheral assets including the restricted offer for sale of the LCB Shares and LCB Bonds as disclosed above. However, in the event that the proceeds arising from the disposal of these non-core peripheral assets are not sufficient for the redemption of the ACB bonds, ACB will undertake a fund raising exercise to rectify the default. This, and the liquidation of the ACB Shares, will in turn depend on the performance of the ACB Group and its shares on the KLSE.

In summary, the ACB "B" Bonds and ACB "C" Bonds are essentially a structured form of ensuring the repayment of the ACB's liabilities, to facilitate a restructuring of the ACB Group, and which forms an integral part of the Proposed GWRS. Moreover, the extended tenure of the ACB "C" Bonds is compensated with with a yield enhancement in the form of ACB Shares. A revived ACB Group should be able to fully settle its liabilities, which may not be otherwise possible. On this basis, the issuance of ACB "B" Bonds, ACB "C" Bonds and ACB Shares to settle ACB's liabilities to LLB is fair and reasonable.

6.7 Proposed Settlement of Inter-PLC Debts between the LLB Group and the AMB Group

As at 31 December 2001, there is an outstanding balance owing by the AMB Group to the LLB Group of RM134.0 million. The AMB Group has proposed to settle this outstanding debt via upfront cash payment of RM5.79 million, the issuance of RM82.25 million in net present value of AMB "B" Bonds and RM32.56 million in net present value of AMB "C" Bonds (the total AMB Bonds to be received amounts to RM147.12 million in nominal amount) whilst the outstanding balance will be settled by the issuance of up to 6.70 million in RCCPS and 6.70 million in AMB Shares. The AMB Bonds will be issued with 4.65 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up.

The main difference of the AMB "B" Bonds and AMB "C" Bonds is the redemption period. The AMB "B" Bonds will be redeemed over a period of 7 years beginning 2002 to 2008, whilst the redemption of AMB "C" Bonds will be within a period of 10 years up to 2011 but its redemption will only commence in year 2008 when the AMB "B" Bonds are proposed to be fully redeemed in the said year. Both the AMB "B" Bonds and AMB "C" Bonds have a YTM of 4.75% and a yield enhancement comprising an aggregate of 4.65 million equity-kicker shares credited as fully paid-up. The new AMB Shares to be issued as a yield enhancement are detachable and if sold at their assumed value of RM1.00 on the Issue Date, the Adjusted Applicable Debts of the AMB Group to the LLB Group will be reduced. Based on the proposed yearly redemption of the AMB Bonds, the LLB Group would effectively receive the all-in YTM as proposed.

6.7.1 Quantitative Consideration of AMB Bonds

The AMB Bonds constitute direct, unsecured and unsubordinated obligations of AMB and shall rank pari passu with all other unsecured and unsubordinated liabilities of AMB.

The AMB "B" Bonds and AMB "C" Bonds will not be listed, but will be redeemed on their respective redemption dates. The redemption of the AMB "B" Bonds and AMB "C" Bonds will be dependent on the AMB Dedicated Cash flows. Therefore, in the event that the ACB Bonds are not redeemed within 14 days it will be deemed as a monetary default. For any breach of non-payment within 3 and 6 months, AMB proposes to undertake a fund raising exercise to redeem the respective bonds. In addition, a late interest payment of 1.0% per annum shall also be charged on the amounts that are due and payable.

The AMB "B" Bonds and AMB "C" Bonds also carry a contingent back-end and Loyalty Payment feature, which is derived from the excess over the aggregate net divestment proceeds forecast/projected by the AMB Group divestment programme. The AMB "B" Bonds and AMB "C" Bonds are entitled to a contingent back-end and Loyalty Payment of up to 0.75%.

The redemption of the AMB "B" Bonds and AMB "C" Bonds on its redemption date will be from AMB's Dedicated Cash flow, which in turn, will be from the following sources:

a) net proceeds from the disposal of assets in the Proposed Divestment Programme for the AMB Group (other then the net proceeds set aside for the purpose of the proposed tender) over which there is presently no security;

b) proceeds from the redemption of the ACB Bonds and CPB Inter-PLC repayment;

c) any Back-End Amount and Loyalty Payment received by AMB as a holder of ACB Bonds;

d) any Loyalty Payment received by AMB from the CPB Inter-Co Repayment;

e) subject to the proportions allocated to holders of the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts, net proceeds from the disposal of any residual asset (other than assets in the Proposed Divestment Programme for the AMB Group and net proceeds set aside for the purpose of the Proposed Tender);

f) net proceeds from the disposal of RM28.92 million ACB Shares received by AMB as debt to equity conversion shares pursuant to the Proposed Debt Restructuring Exercise for the AMB Group;

g) net proceeds from the disposal of RM5.09 million ACB Shares attached to the ACB Bonds as equity-kicker shares; and

h) payments from Silverstone's subordinated bonds from year 2005 to 2011.

Accordingly, the redemption of the AMB "B" Bonds and AMB "C" Bonds will be dependent on the company being able to divest its assets based on its Group Divestment Programme as well as on the future performance of Silverstone, ACB and CPB.

After taking into consideration the cash flow of AMB, the issuance of the AMB "B" Bonds and AMB "C" Bonds is fair and reasonable on the basis that the extended tenure of the AMB "C" Bonds is compensated with a yield enhancement in the form of AMB Shares. The disposal of these shares upon issuance will provide LLB with an avenue to cash out earlier.

6.7.2 Quantitative Consideration for the RCCPS

In addition to receiving the AMB "B" Bonds and AMB "C" Bonds, the LLB Group will also receive up to 6.70 million RCCPS. We understand that the RCCPS to be issued will have a tenure of 10 years and if not converted will be fully redeemed in cash at their nominal value after the 10th anniversary from the Issue Date. The RCCPS which is redeemable within 10 years from and inclusive of the Issue Date of the RCCPS would depend on the availability of cash flows/reserves from the operations of AMB given that the dedicated cash flows of AMB already earmarked for the redemption of the AMB Bonds.

Notwithstanding the above, the dividend payment of RM0.01 per RCCPS per is comparatively lower than the other instruments issued by AMB. In addition, the conversion of the RCCPS into ordinary shares of AMB is only allowable after the 3rd anniversary from the Issue Date at a conversion price fixed at a RM1.10 per RCCPS thus representing a premium of 10%. Considering that the low yielding RCCPS can only be converted after a 3-year period at a premium of 10%, the proposed instrument does not appear as attractive. However, since all unsecured creditors of the AMB Group are treated in the same manner, on the basis that the settlement has been negotiated to facilitate the completion of the Proposed GWRS, the issuance of the RCCPS would be fair and reasonable for the repayment of Inter-PLC Debts.

6.7.3 Quantitative Consideration for AMB Shares

The issue price of the AMB Shares has been determined at RM1.00, representing a 203% premium over the theoretical market price of AMB Shares of RM0.33 calculated using the weighted average price of AMB Shares for the five market days up to 16 July 2002, being the price-fixing date and after taking into account the proposed capital reconstruction exercise for the AMB Shares. As at 16 January 2003, being the latest practicable date prior to the printing of this IAC, the share price of AMB is RM0.13. After the proposed capital reduction of RM0.70, the AMB share price should theoretically adjust to RM0.43. Based on an issue of RM1.00 per AMB Share and the theoretical adjusted price as at 16 January 2003 of RM0.43, the proposed settlement by way of issuance of RM6.7 million AMB Shares may not be deemed as favorable as it would represent a further debt waiver of approximately RM3.82 million should LLB chose to dispose of its AMB Share immediately. Nevertheless, the eventual proceeds that will be received by LLB will depend largely on the market sentiments and the timing in which LLB chooses to dispose of its AMB Shares, which in turn, will depend on the performance of the AMB Shares on the KLSE.

6.7.4 Qualitative Considerations

The redemption of the AMB "B" Bonds and AMB "C" Bonds will be primarily from the proceeds arising from the AMB Group Divestment Programme amongst others, the back-up redemption features of the AMB "B" Bonds, AMB "C" Bonds, the RCCPS and AMB Shares will ultimately depend on the performance of AMB. Accordingly, the qualitative analysis will be concentrated on the businesses of AMB.

After its proposed restructuring, the AMB Group's principal activities would include the assembly and sale of motorcycles, four-wheel drives ("4WD") and pick-up truck through Suzuki Assemblers Malaysia Sdn Bhd, Lion Suzuki Marketing Sdn Bhd and Lion Suzuki Motor Sdn Bhd ("Lion Suzuki"); and tyre manufacturing, sales and distribution through Silverstone.

Automotive Division

The Suzuki brand takes up 5% of the total market share for its category of 4WD vehicles and pick-up trucks. However, AMB has indicated that the present niche of Suzuki lies in their established dealer network, with 25 multi-brand and 5 exclusive brand dealers throughout Malaysia, coupled with the AMB Group's synergistic businesses. These include the supply of lubricants and spark plugs for 4WD by Posim Petroleum Marketing Sdn Bhd, and the manufacture and sale of tyres by Silverstone that in turn, provides Suzuki with the flexibility in managing the supply and demand for its vehicles.

The 4 major players in the domestic market for motorcycles accounting for 99.8% of total market share are brand names such as Honda, Yamaha, Suzuki and Modenas. Based on figures published in 2002 by Jabatan Pengangkutan Jalan, Suzuki has approximately 8.5% of the domestic motorcycle market. In spite of the improving economy, the demand for motorcycles did not grow in 2001. The industry growth is expected to remain stagnant in 2002 due to the gradual shift to low priced 4-wheeler motor vehicles and the availability of financing at low interest rates. *(Source: Jabatan Pengangkutan Jalan).* The industry growth will be largely dependent on its ability to reduce the production costs and the price of motorcycles in order to curb the market shift to the 4-wheelers segment. *(Source: Management of Lion Suzuki)*

Notwithstanding the above, with the impending market liberalisation through AFTA, Asia Pacific Economic Council and World Trade Organisation, the level of competition in the region is expected to increase within the automotive industry. The reduction of tariff and import restrictions are outside the control of the AMB Group. Therefore, even though we understand from the management of the AMB Group that strategies have been formulated to sustain growth there can be no assurance that Lion Suzuki will be able to maintain or strengthen its existing market share in the future.

Tyre Division

The tyre division presently operates from its factory located at Lot 5831, Kamunting Industrial Estate II, P.O. Box 2, 34600 Kamunting, Taiping, Perak. The factory is located on a piece of land measuring 32.4 acres.

The domestic tyre industry is dominated four main players namely, Silverstone, Goodyear (M) Sdn Bhd, Sime Tyres International (M) Sdn Bhd and DMIB Berhad ("DMIB"). Together they account for approximately 90% of the domestic tyre sales. Based on estimates provided by the management of Silverstone, Silverstone accounts for at least 17% of the domestic market and is able to produce up to 1.8 million tyres per annum. With available capacity for further expansion, Silverstone is expected to increase its production to 7,500 tyres per day or to its maximum capacity of 2.2 million tyres per annum.

The implementation of AFTA will result in stiffer competition for the local tyre manufacturers. In view of this, the Silverstone strategy would be to re-position themselves as producers of high-performance premium tyres, by embarking on technological tie-ups with other manufacturers of the ASEAN countries such as Thailand, Indonesia, Vietnam, Myanmar and the Philippines. Silverstone's advantage is deemed by management to lie in its research and development capabilities, which will enable the company to continuously upgrade its tyre quality and maintain its status of being a top tyre manufacturer as well as the only manufacturer of all-steel radial truck tyres in the country.

Silverstone also intends to maintain its current domestic market position, whilst increasing its overseas market share and penetrating into new markets. Silverstone's export sales currently account for 30% of prevailing sales. Following the "September 11" incident, which has hobbled the world economy, management has intimated that the growth in export sales may fall short of the initial expected expansion by up to 40% of current sales. Silverstone currently exports 18 % of its total sales to countries including Australia, New Zealand, England, Ireland, Greece, Italy, Spain, Portugal, Sweden, Kuwait, Sri Lanka, Nepal, Thailand, Taiwan, Bangladesh, Bolivia, Myanmar, Fiji, Egypt, Hong Kong SAR, Iran, Jordan and others.

In addition, the company had also diversified into tyre retreading in October 1998, through its subsidiary company, Pine Castle Sdn Bhd. This is to complement its existing business by creating a new market that can introduce truck/bus tyre consumers to Silverstone products, in particular its new tyres. Nevertheless, to further improve its market share, Silverstone is focusing its resources in the development of higher end products, and an increased product range.

In line with the economic recovery, the manufacturing of transport equipment industry is expected to continue on its upward trend as production transport equipment, which includes related motor parts and accessories increased by 20.3% during the first 6 months of 2002. This was supported by the 22.7% increase in the sales of commercial vehicles and 19.9% growth in the sales of passenger cars. The introduction of new models, affordable pricing, low interest rate and higher car loan facilities provided for civil servant are other factors that have contributed to the heightened sales of motor vehicles which is expected to continue on its positive growth patterns as the year progresses. *(Source: Economic Report 2002/2003)*

The Malaysia Motor Traders Association also anticipates the automotive market to return to growth. In its effort to support the automotive industry, the Government had also implemented counter-cyclical measures, which include amongst others, the relaxation of hire purchase guidelines for national cars in addition to the intensive promotion by car dealers.

Based on the above, it would appear that the AMB Group is poised to improve its earnings capacity in the coming financial years.

6.7.5 Conclusion

The restricted terms of the RCCPS, the AMB "B" Bonds and AMB "C" coupled with the lower dividend yield on the RCCPS may be looked upon as unfavorable to the LLB Group. However, the minority shareholders should look upon this transaction as being an integral part of the Proposed GWRS and consider the introduction of the RCCPS as an added enhancement and as essentially a structured manner of ensuring the full repayment of the liability of AMB, which may otherwise not be repaid.

Accordingly, after taking into consideration the qualitative and quantitative factors, the settlement of Inter-PLC Debts between the LLB Group and the AMB Group via cash, the issuance of AMB "B" Bonds, AMB "C" Bonds, AMB Shares and RCCPS totaling RM134.0 million is fair and reasonable.

6.7.6 Proposed Settlement of Intra-Company Debt between LLB and AMSB

Arising from the proposed settlement of the Inter-PLC Debts with the AMB Group, an intra-company debt of RM53 million owing by LLB to AMSB will arise. It is proposed that LLB pays RM0.02 million upfront cash and issue RM52.98 million in net present value (RM69.04 million in nominal amount) of LLB Bonds together with 1.91 million detachable new LLB Shares as equity-kicker shares credited as fully paid-up to AMSB or its nominees.

The above transaction is in respect of a RM53 million debt owing by the LLB Group to the AMB Group as at 31 December 2001. Hence, the proposed settlement provides LLB with the opportunity to settle its debt by the terming out of LLB's existing liabilities based on its available cash flow to redeem the bonds. Further, the liability is now transferred from AMSB to within the LLB Group, AMSB being a 99% owned subsidiary of LLB. Accordingly, as the proposed settlement allows a deferment of the cash flow of LLB and provides for such cash flow to be within the control of the LLB Group, the proposal is fair and reasonable.

6.7.7 Assignment of RM2 million owing by Posim

As part of the Inter-PLC Debts settlement between the LLB Group and the AMB Group, a RM2 million debt owing by the Posim Group to the AMB Group will be assigned to the LLB Group. Consequent to the Proposed GWRS, the Posim Group will be a part of the LLB Group. Effectively, the proposed assignment of debt involves a transfer of liability owing to a third party to within the LLB Group. On this basis, the proposed assignement of the RM2 million debt is fair and reasonable.

6.8 Proposed Settlement of Inter-PLC Debts with CPB Group

In conjunction with the Proposed Debt Restructuring of the LLB Group, LLB Group has proposed to issue LLB Bonds as settlement for its Inter-PLC Debts with the CPB Group. As at 31 December 2001, there is an amount owing from the LLB Group to the CPB Group of RM22.0 million to CPB, which will be settled via RM0.01 million upfront cash payment and the issuance of RM21.99 million LLB "B" Bonds.

The LLB "B" Bonds will be issued at nominal value of RM1.00 each and will be redeemed over a period of 9 years up to Year 2010, with a YTM of 5.75% per annum. The redemption of the LLB "B" Bonds will be from the LLB Dedicated Cash flow, which will be mainly derived from the following:

a) net surplus arising from the disposal of assets in the Proposed Divestment Programme for the LLB Group over which there is presently a charge, if applicable;

b) net proceeds from the disposal of assets in the proposed divestment programme for LLB Group over which there is presently no charge;

c) proceeds from the redemption of the ACB Bonds;

d) net proceeds from the disposal of ACB Shares received by LLB pursuant to the Proposed Debt Restructuring Exercise for LLB Group, in part settlement of the net Inter-PLC Debts owing by the ACB Group to the LLB Group;

e) net proceeds from the disposal of equity-kicker shares attached to the ACB Bonds;

f) payments from SFI dividends from year 2001 and 2011; and

g) subject to the proportions allocated to holders of the LLB Bonds and the LLB-SPV Consolidated and Rescheduled Debts, net proceeds from the disposal of any residual asset (other than assets in the Proposed Divestment Programme for the LLB Group) of the LLB Group.

The LLB "B" Bonds will also carry a yield enhancement of equity-kicker shares credited as fully paid-up. In this respect, CPB or its nominees will receive approximately 0.79 million detachable new LLB Shares of RM1.00 each on top of the cash proceeds receivable from the LLB "B" Bonds. The detachable new LLB Shares, which will be issued together with the LLB "B" Bonds will on an aggregate basis, effectively translate into cash to reduce the existing debt of the LLB Bonds. In this regard, the LLB Shares to be issued as equity-kicker are detachable and if sold at their assumed value of RM1.00 on the Issue Date, the Adjusted Applicable Debts of the LLB Group Inter-PLC Creditors would be reduced. Based on the proposed yearly cash redemption of the LLB Bonds, the CPB Group would effectively receive the all-in YTM as proposed.

The LLB Restructuring Scheme will result in, amongst others, a yearly outflow of divestment proceeds from the LLB Group's Divestment Programme and the future dividends of SFI that will be pooled at the LLB level. Other sources of cash flows will be from the realisation of the ACB Shares and the redemption of the ACB Bonds which will held until their maturity before redemption. It is also contemplated that a proposed cash injection of approximately RM56 million be made available in the year ending 31 December 2010 to cover the projected cash shortfall in order to fully redeem the LLB Bonds.

Nonetheless, the Proposed Inter-PLC Settlement between the CPB Group and the LLB Group provides the Company with the opportunity to term out the Company's existing liabilities based on the cash flow available to the Company to redeem the LLB Bonds. Accordingly, the issuance of LLB "B" Bonds, together with the issuance of LLB Shares as a yield enhancement, as a form of settlement to CPB, is fair and reasonable.

6.9 Proposed Settlement of Inter-PLC Debts with the LCB Group

In conjunction with the Proposed Debt Restructuring of LLB Group, the LLB Group has also proposed to issue LLB Shares as settlement for its Inter-PLC Debts with the LCB Group. As at 31 December 2001, there is an amount owing by the LLB Group to the LCB Group amounting to RM131 million. The LLB Group proposed to settle an amount owing to LCB Group of RM131 million via the issuance of LLB Shares. The issue price of the LLB Shares is RM1.00, representing a 146% premium over the theoretical market price of the LLB Shares (calculated using the weighted average price of LLB Shares for the 5 days up to 16 July 2002, being the price fixing date, and after adjusting for the proposed capital reconstruction exercise for LLB).

As at 16 January 2003, being the latest practicable date prior to the printing of this IAC, the price of LLB Shares was RM0.41 per share. Subsequent to the proposed capital reduction of RM0.25, the LLB Shares should theoretically be adjusted to RM0.547. In spite of the proposed capital reduction, the issuance of 131.0 million ordinary shares of RM1.00 each for the settlement of RM131.0 million of Inter-PLC Debts with LCB Group is fair and reasonable.

7 FINANCIAL EFFECTS OF THE PROPOSED RESTRUCTURING OF LLB

7.1 Share Capital

The effects of the Proposed LLB Scheme on the issued and fully paid-up share capital of LLB are as represented below:

	No of LLB Shares '000
Existing as at 27 December 2002	593,380
Proposed capital reconstruction exercise for LLB	(148,345)
	445,035
LLB Shares to be issued pursuant to the Proposed LLB Scheme:	
Debt equity conversion to repay Inter-PLC Debts [1]	131,000
Equity Kicker Shares [2]	16,896
LLB Group Non-FI Creditors [3]	88,622
Enlarged issued and paid-up capital [#]	681,553

Notes:

1. *Settlement of Inter-PLC Debts owing by the LLB Group to the LCB Group as set out in Section 3.5of this IAC.*

2. *Number of LLB Shares to be issued as equity kickers are as follows: per RM/USD100,000*

	No of LLB Shares '000
(a) LLB Group FI Lenders	*14,196*
(b) Inter-PLC Debts	*792*
(c) Intra-company debt owing to AMSB	*1,908*
	16,896

3. *Further details of the LLB Group Non-FI Creditors are set out in Appendix VII of the Circular.*

\# *LLB established an ESOS on 15 May 2000, where LLB may issue ESOS options of up to 10% of the issued and paid-up share capital of LLB at any point in time. Based on the above enlarged issued and paid up capital of LLB, LLB may issue up to 68.1 million ESOS options after the Proposed GWRS pursuant to the ESOS. As at 27 December 2002, none of the 6.392 million issued ESOS options issued has been exercised.*

The increase in the issued and paid-up share capital of LLB after the Proposed Restructuring of LLB to 681.55 million ordinary shares of RM1.00 each is due mainly to the issuance of shares for the settlement of debts to Non-FI Creditors, and related listed companies, and due to the issuance of shares serving as sweeteners for the bonds to be issued in the form of equity kickers.

7.2 Earnings and Dividends

The downturn in the global economy in 1997 had a devastating impact on the developing economies of Malaysia and other Asian countries. As a result, the LLB Group suffered losses over the past five financial years. The Proposed Restructuring of LLB is envisaged to provide the LLB Scheme Companies with the financial ability to enable them to continue operation on a going-concern basis and to meet their financial obligations to the LLB Scheme Creditors over a period of time. With the debts of the LLB Scheme Companies being addressed and restructured, the Directors and management of LLB Group would be in a position to focus on creating value for shareholders and is confident that the LLB Group will turnaround, and its earnings enhanced in the medium to long term.

Baring unforeseen circumstances and assuming that the Proposed GWRS is completed by the first quarter of 2003, the consolidated (loss)/profit forecast of the LLB Group before and after the Proposed GWRS for the FYE 30 June 2003 would be as follows:

	Before the Proposed GWRS RM'million	After the Proposed GWRS RM'million
(LAT and MI)/PAT and MI	(89)	74
Weighted average number of LLB Shares in issue ('million)	593	544
Net (loss per share)/EPS (sen)	(15.0)	13.6

Further details of the consolidated (loss)/profit forecast of LB for the FYE 30 June 2003 together with the principal bases and assumptions and the Reporting Accountants' letters have been appended as Appendix IV(a) of the Circular.

The favorable earnings of 13.6 sen per share after the Proposed GWRS as opposed to a loss of 15.0 sen per share is a result of a gain on the principal amount waived by the creditors, rescheduling of its debts to FI Creditors, and the realignment of the Company's principal activities after the Proposed GWRS in the area of steel business, timber and paper products and brewery businesses.

Nonetheless, the validity of the preparation of the consolidated (loss)/profit on a going concern basis will depend on the successful implementation of the Proposed GWRS.

It is imperative to also note that the estimated expenses incurred by LLB for the Proposed LLB Scheme is approximately RM18.0 million. The details are as provided below:

	RM million
Professional fees for advisers (advisers, auditors, reporting accountants, etc)	16.0
Authorities' fees	0.3
Printing and advertising	0.2
Miscellaneous and contingencies	1.5
	18.0

Dividends

For the financial year ended 30 June 2002, LLB declared a first and final gross dividend of 0.1% (less income tax at 28%). Barring unforeseen circumstances, the Board expects that the Company will be able to maintain the quantum of dividend declared in respect of the financial year ending 30 June 2003.

7.3 NTA and Gearing

Based on the consolidated balance sheet of LLB as at 30 June 2002, upon the completion of the Proposed Restructuring of LLB, the proforma effects on the consolidated NTA and gearing of LLB are illustrated below:

		←—— PROFORMA	After Proposed Corporate Restructuring Exercise				——→
	Audited as at 30.6.2002	After Acquisition of Antara	After Proposed Capital Reconstruction for LLB	After Proposed Acquisitions and Divestments	After Proposed Settlement of Inter-PLC Debts	After Proposed Debt Restructuring Exercise	After Proposed Divestment Programme
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Share Capital	593,380	593,380	445,035	445,035	576,035	681,553	681,553
Share Premium	515,190	515,190	515,190	515,190	515,190	515,190	515,190
Other Reserves	(464,927)	(464,927)	(316,582)	595,056	614,821	730,381	699,429
Shareholders' Equity	643,643	643,643	643,643	1,555,281	1,706,046	1,927,124	1,896,172
Less : Goodwill	170,295	170,295	170,295	376,840	376,840	376,840	376,840
Expenditure c/f	20,536	20,536	20,536	57,418	57,418	69,218	57,798
NTA	452,812	452,812	452,812	1,121,023	1,271,788	1,481,066	1,461,534
NTA per share (RM)	0.76	0.76	1.02	2.52	2.21	2.17	2.14
Total borrowings	2,003,012	2,003,012	2,003,012	2,429,695	2,429,695	2,431,760	2,423,487
Gearing (times)	3.1	3.1	3.1	1.6	1.4	1.3	1.3

Notes:

(i) The definitions used herein shall have the same meaning as the proforma consolidated balance sheets as at 30 June 2002 as disclosed in Appendix IV(b) of the Circular

(ii) As at 30 June 2002, the LLB Group's net Inter-PLC Debts was approximately RM1.2 billion and upon the completion of the Proposed GWRS, the LLB Group would not have any Inter-PLC Debts

(iii) The Proposed Acquisitions and Divestments comprise the following:
a) Proposed Acquisition of Posim
b) Proposed Acquisition of CPB
c) Proposed Divestment of Avenel
d) Proposed Divestment of Lion Plaza

The detailed proforma consolidated balance sheets of LLB together with the under lying bases and assumptions are attached as Appendix IV(b) of the Circular.

The Proposed Restructuring of LLB is expected to increase the consolidated NTA per share of LLB Group from RM0.76 to RM2.14. The increase is largely due to the increase in the asset base of the LLB Group from the Proposed Acquisitions less the Proposed Divestment of Lion Plaza and the settlement of Inter-PLC Debts.

We understand that the Directors have assumed that the fair values of the separable and identifiable assets and liabilities of Posim and CPB to approximate their respective book carrying values. As no valuation has been carried out on the assets of Posim and CPB, the fair values of their assets may differ from the book carrying values and the differences may be material. We have however, evaluated the reasonableness of the proposed purchase consideration for the Proposed Acquisition of Posim and the Proposed Acquisition of CPB on a going concern basis of both entities, and is of the view that the proposed purchase considerations for both the proposed acquisitions are fair and reasonable. As such, any differences in respect of the fair values and the book carrying values of the assets of Posim and CPB, which although may result in material variances in the goodwill of the acquiring companies, will not have any bearing on the fairness and reasonableness of the proposed purchase considerations for the proposed acquisitions of Posim and CPB.

<u>Gearing</u>

Based on the above, the Proposed Restructuring of LLB is expected to reduce the gearing of the LLB Group from 3.1 times to 1.3 times.

7.4 Evaluation on Reporting Accountants' Report

Without qualifying their report, the Reporting Accountants of LLB highlighted the following items:

i) The consolidated (loss)/profit forecast includes the effects of the Proposed Divestment Programme for the LLB Group. The actual disposal price and timing of the divestments may differ from those forecast because events and circumstances frequently do not occur as expected, and the differences may be material. Consequently, the ultimate effects of the proposed divestments on the forecast results cannot be determined presently;

ii) In view of the financial position of the LLB Group and the plans of the Directors to implement a scheme involving the restructuring of the LLB Group's debts and rationalisation of the LLB Group structure, the validity of preparing the forecast on a going concern basis depends upon the successful implementation of these restructuring plans; and

iii) The Board has assumed that the fair values of the separable identifiable assets and liabilities of Posim and CPB approximate their respective book carrying values. Had a valuation been carried out, the fair values may differ from the book carrying values and the difference may be material. Consequently, the ultimate effects of the proposed acquisition of Posim and CPB on the forecast results, including the amortisation of the reserve on consolidation, cannot be determined presently.

Further details of the Reporting Accountants' Report are as set out in Appendix IV(a) of the Circular.

In cognisance of the above emphasis of matters raised by the Reporting Accountants, we comment as follows:

i) With the exception of the LLB Bonds, none of the related-party transactions will be affected by the Proposed Divestment Programme for the LLB Group. Accordingly, this emphasis of matter by the Reporting Accountants would not affect our opinion on the other related-party transactions. With regards to the LLB Bonds, as our opinion was based on the opportunity to defer the payment of existing liabilities, any material differences arising from the eventual disposal price and the timing of the divestments will not affect our opinion.

ii) We note that this emphasis of matter is also not relevant as our opinion as set out in this IAC is for the purpose of advising the minority shareholders and independent directors in their decision making process. Accordingly, the successful implementation of the Proposed LLB Scheme or otherwise would not affect our opinion.

iii) As the purchase consideration of Posim was derived on a going concern basis, and mainly based on the discounted cash flow of SFI, a valuation of its separable identifiable assets and liabilities would not be relevant in determining the fairness and reasonableness of the purchase consideration, even though such values may differ from the book carrying values. Notwithstanding, a revision of any of Posim's asset or liability value, will affect the amortisation of the reserve on consolidation.

Our opinion on the fairness and reasonableness of the proposed purchase consideration of CPB was principally based on its consolidated NTA at a relevant point in time. Although, we note that a revaluation of any of CPB's asset or liability upon the implementation of the proposed acquisition may affect the amortisation of the reserve on consolidation, it would not affect our opinion which was formed with reference to the unqualified audited account as at 30 June 2002.

8 GROUP STRUCTURE AFTER THE PROPOSED RESTRUCTURING OF LLB

The new group structure of LLB, subsequent to the above Proposed Restructuring of LLB may be depicted as follows:



LCB
90.0%
Megasteel
41.5%
35.0%
LLB
ACB
99.0%
59.5%
36.0%**
AMSB
CPB
AMB
100%
83.7%
100.0%
Antara
Posim
Silverstone
97.8%
SFI

Note:

* *Before conversion of new ACB warrants*

** *Before conversion of RCCPS*

9 CONCLUSION AND RECOMMENDATION

Based on our evaluation and review as contained in the foregoing sections, we are of the opinion that, on the basis of the information available to us, the financial terms of the Proposed Restructuring of LLB are fair and reasonable and are not detrimental to the interest of the minority shareholders of the LLB Group. Further, as the Proposed Restructuring of LLB is in line with the LLB Group's efforts to rationalise its business activities, it is therefore in the long-term interest of the LLB Group.

We are of the opinion that it would be in the interest of the minority shareholders of LLB Group to vote in favour of the Proposed Restructuring of LLB.

Yours faithfully,
For and on behalf of
BDO BINDER

DAVID SIEW KAH TOONG	**CHEW CHONG EU**
Managing Partner	**Principal**

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